FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


April 20, 2000


                           ST. LAURENT PAPERBOARD INC.
                 (Translation of registrant's name into English)


                 630 Rene-Levesque Boulevard, West, Suite 3000,
                            Montreal, Quebec H3B 5C7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F ...... Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                               Yes ..... No ...X..


                       INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- Annual Report of St. Laurent Paperboard Inc.

On April 20, 2000 St. Laurent Paperboard Inc. publicly filed their 1999 Annual Report.

Exhibit I -- Annual Report of St. Laurent Paperboard Inc.



                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  April 20, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

EXHIBIT I



                           ST. LAURENT PAPERBOARD INC.

                          TURNING STRATEGY INTO RESULTS

                               1999 ANNUAL REPORT

Mission

St. Laurent Paperboard Inc. is a customer-driven producer of innovative, high-quality, value-added packaging products. We are dedicated to the creation of stakeholder value through a focused entrepreneurial management style and performance-driven employees.

VALUES

o As a customer-driven company, we supply high-quality products supported by strong technical expertise.
o As an entrepreneurial organization, we maintain a culture that promotes the ingenuity and participation of employees.
o As a performance-oriented company, we deliver added value to our customers and shareholders.
o As a responsible corporate citizen, we provide a safe working environment, we are respectful of the environment and we manage our fibre base for sustainable development.

Corporate Profile

St. Laurent Paperboard is a major North American producer of high-quality, value-added paperboard products and innovative solutions. The Company has more than 4,500 employees serving a diverse customer base in North America and selected international markets.

The Company's four primary mills produce white top linerboard, solid bleached foodboard, solid bleached linerboard, unbleached kraft linerboard, as well as regular, lightweight and featherweight corrugating medium. In 2000, a new line of coated white top linerboard will be produced, thus consolidating St. Laurent Paperboard's dominant position in high-quality value-added white graphic grades.

Some 17 packaging facilities with superior design capabilities convert the board produced at our primary mills into numerous innovative packaging solutions, such as corrugated containers, litho-labelled and direct-printed retail packaging, point-of-purchase displays, protective packaging, post-print and other specialty packaging products, cup stock, bacon board and mill wrap. In addition, packaging products include microfluted sheets and packaging.

The Company owns approximately 396,000 hectares of woodlands located in the St. Maurice region north of its La Tuque mill and has annual timber cutting rights on Crown lands accessible from its La Tuque mill of up to 300,000 cubic metres of residual hardwood per year.

Common shares of St. Laurent Paperboard are traded on the Toronto (SPI) and New York (SLW) stock exchanges.

TABLE OF CONTENTS

1    1999 Financial Highlights
2    Message to Shareholders and Employees
     Review of Operations
8       Paperboard
16      Packaging
21   Management's Discussion and Analysis
26   Consolidated Financial Statements
42   Historical Financial Summary
43   Glossary
44   Statement of Corporate Governance
48   Board of Directors and Corporate Directory


* In this report, unless stated otherwise, all dollar amounts are expressed in US dollars and weight measures are in short tons.

1999 FINANCIAL HIGHLIGHTS

Financial Situation
(in thousands of US dollars, except per share amounts)

------------------------------------------------------------------------------
                                                            1999         1998
------------------------------------------------------------------------------
Financial Results
------------------------------------------------------------------------------
Net sales                                                915,797      791,907
------------------------------------------------------------------------------
Cost of sales                                            711,030      665,102
------------------------------------------------------------------------------
Operating earnings (loss)                                 75,093      (1,500)
------------------------------------------------------------------------------
Net earnings (loss) attributable to common shares         38,337     (23,263)
------------------------------------------------------------------------------
Cash provided by  operations                             144,960       35,399
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Financial Position
------------------------------------------------------------------------------
Total assets                                           1,155,543    1,050,413
------------------------------------------------------------------------------
Long-term debt                                           338,206      356,455
------------------------------------------------------------------------------
Shareholders' equity                                     615,985      576,111
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Per Common Share
------------------------------------------------------------------------------
Net earnings (loss)                                         0.78       (0.47)
------------------------------------------------------------------------------
Cash provided by operations                                 2.94         0.72
------------------------------------------------------------------------------
Weighted average number of outstanding common
shares (in thousands)                                     49,328       49,124
------------------------------------------------------------------------------


Growing in value-added paperboard products

TABLE FORMAT OF BAR CHARTS FOLLOW

A Five-Year Uptrend

------------------------------------------------------------------------------
(in millions of US         1999     1998    1997    1996     1995    1994
dollars)
------------------------------------------------------------------------------
Net Sales                  915.8    791.9   590.4   309.3    326.1   159.1
------------------------------------------------------------------------------


------------------------------------------------------------------------------
(in millions of US         1999     1998    1997    1996     1995    1994
dollars)
------------------------------------------------------------------------------
Operating Earnings (Loss)  75.1     (1.5)   (8.9)   5.3      81.2    19.9
------------------------------------------------------------------------------


------------------------------------------------------------------------------
(in US dollars)            1999     1998    1997    1996     1995    1994
------------------------------------------------------------------------------
Earnings per Share         0.78     (0.47)  (0.98)  (0.41)   3.99    0.86
------------------------------------------------------------------------------

Primary Shipments by Product
(in thousands of short tons)
----------------------------------------------------------------------
                         1994   1995   1996    1997    1998    1999
----------------------------------------------------------------------
Market Pulp               3      30      0      92     102      2
----------------------------------------------------------------------
Kraft Linerboard/Paper    57     17      0      134    274     295
----------------------------------------------------------------------
Corrugating Medium        74    126     158     312    400     454
----------------------------------------------------------------------
White Top Linerboard      92    168     245     499    633     694
----------------------------------------------------------------------
SBL & Foodboard           69    104     99      108    103     118
----------------------------------------------------------------------


Packaging Production Cut-Up Volumes
(in thousands of short tons)
---------------------------------------------------------------------------
              1994       1995      1996       1997      1998       1999
---------------------------------------------------------------------------
Volumes       80.2       68.7      106.2     320.5      374.8     450.4
---------------------------------------------------------------------------

VISUAL:

Photo of Raymond R. Pinard and Jay J. Gurandiano


CAPTION:    Raymond R. Pinard
Chairman of the Board

Jay J. Gurandiano
President and Chief Executive Officer



Message to Shareholders and Employees

Turning Strategy into Results

For St. Laurent Paperboard, 1999 was an eventful year. For one thing, it marked the Company's fifth anniversary, characterizing a proud history of growth and success. Since its inception in June 1994, St. Laurent Paperboard has substantially increased its presence in North America and selected international markets through a number of strategic acquisitions and initiatives. Today, St. Laurent Paperboard stands as a major producer, supplier and converter of high-quality, value-added paperboard and packaging products, with a workforce of more than 4,500 employees and some $1.155 billion in assets.

Throughout  the past  five  years,  we have  remained  focused  on our  business strategy: strengthening our market leadership position through vertical integration, increased cost-competitiveness and higher value-added premium niche products. This, we can assure you, will continue to be our strategy for the years to come.

In the past three years, St. Laurent Paperboard's strategic initiatives to further increase its higher-margin, value-added paperboard and packaging production have mainly taken place in the United States. With more than 60% of our assets in the US and 80% of our sales denominated in US dollars, we have established a strong presence in the US market that we hope to further expand. In 1999, the listing of our shares on the New York Stock Exchange represented an important strategic step towards achieving our growth objectives in the United States. It also demonstrated our commitment to the financial markets and our customers. Ultimately, the listing will increase the visibility of St. Laurent Paperboard, improve liquidity and provide the Company with greater access to sources of capital.

St. Laurent Paperboard's initiatives, such as our productivity and profitability improvements, cost reductions and synergy enhancement, are beginning to "pay off" in concrete measurable terms. All of our strategic initiatives in 1999, combined with improved market conditions, led to strong financial results for St. Laurent Paperboard. Indeed, the Company saw tremendous improvement in revenues, operating earnings and earnings per share over the past 12 months.

Excellent Financial Results

COPY: For the year ended December 31, 1999, the Company reported net earnings of $38.3 million, or $0.78 per share, on net sales of $915.8 million, compared to a net loss of $23.3 million, or $0.47 per share, on net sales of $791.9 million for 1998.

Net Sales & Shipments
Net sales amounted to $915.8 million in 1999, compared to $791.9 million for the previous year, an increase of $123.9 million. This increase is mainly attributable to selling price increases and shipment improvements for our products, and to businesses acquired in 1999. Shipments from our primary mills to third parties increased by 46,000 tons or 3.6% in spite of the permanent shutdown of the West Point mill's pulp machine at the end of 1998. On the converting side, volume increase resulting from our existing facilities was approximately 400,000 MSF, an improvement of 8.5% over 1998. Volume increase resulting from the facilities acquired in 1999 was 383,000 MSF. The sawmills and lumber re-manufacturing facility, acquired in August 1999, increased net sales by $10.5 million.

Net Price Realizations
Net price realizations in 1999 increased by 4.9% for our containerboard products, while the increase was close to 3.3% for our corrugated products. Net price realizations for liquid and food packaging products decreased slightly during 1999 compared to 1998.

Capital Expenditures
In 1999, capital expenditures were $57.1 million compared to $49.2 million for 1998. The increase in capital expenditures is attributable to "top priority" projects currently under way at St. Laurent Paperboard.


VISUAL:

Key Financial Results
(In millions of US dollars)
---------------------------------------------------------------
                                          1999            1998
---------------------------------------------------------------
Net sales                               $915.8          $791.9
---------------------------------------------------------------
EBITDA                                  $142.1           $74.9
---------------------------------------------------------------
EBITDA margin - %                        15.5%            9.5%
---------------------------------------------------------------
Operating earnings (loss)                $75.1          ($1.5)
---------------------------------------------------------------
Net earnings (loss)                      $38.3         ($23.3)
---------------------------------------------------------------
Earnings per share                       $0.78         ($0.47)
---------------------------------------------------------------


EXCERPT:

"Our strategic focus has not only led to an excellent year in results, but has also set the stage for continued profitable growth."

Jay J. Gurandiano

VISUAL:

Photo of Eastern Container Corporation

CAPTION:

Eastern Container Corporation & Castle Rock Container
The acquisitions of Eastern Container Corporation and Castle Rock Container will allow St. Laurent Paperboard to further its strategic objective of focusing on value-added quality niche packaging solutions.

BOX:

Strategic Continuity... Strategic Results

Since the inception of St. Laurent Paperboard in 1994, four strategic business objectives have influenced our results:

1.   To focus on higher value-added, higher margin niche products.
2.   To be a low cost producer.
3. To offer our customers superior service, as well as quality products backed by strong technical expertise.
4.   To maximize shareholder value.

EXCERPT:

"Our strategic initiatives to further increase our higher-margin, value-added paperboard and packaging production have strengthened our presence in North America."

Jay J. Gurandiano


Poised for growth
The strength of St. Laurent Paperboard's performance in 1999 reinforced the Company's position as a key player with a distinctive profile in the North American containerboard industry. We are confident that we will continue to grow, expanding into new markets in North America and abroad.

Behind St. Laurent Paperboard's tremendous growth in 1999 is $70.4 million in business acquisitions and other major initiatives undertaken to increase production of higher-margin, value-added products and raise the integration level of our operations:

Two major projects at the La Tuque mill. The first project involves the conversion of up to 50,000 tons of existing white top linerboard production capacity into coated white top linerboard, which will offer greater added value through enhanced surface quality characteristics and printability. The second project involves the modernization of the fibre receiving and handling area.

Acquisition of Eastern Container and Castle Rock Container, which will increase the consumption of value-added white grades produced at our primary mills.

Investment in two new greenfield facilities. GrafX Packaging, Columbus, Ohio, new sheet plant underlines our focus on increasing our integration levels with innovative, high-end packaging operations that complement our primary product base. This sheet plant started commercial production in December 1999. In addition, the Company invested in a second sheet feeder, located in Gilroy, California, where commercial production is scheduled for the third quarter of 2000.

Investment in a new graphics packaging facility in Pickering, Ontario, which will allow the Company to upgrade its product mix towards higher value-added packaging.

Expansion of our specialty packaging and display facility in Latta, South Carolina, which enables us to meet customers' display and point-of-purchase packaging needs.

Purchase of Chesapeake Corporation's building products business, which will help St. Laurent Paperboard to deliver high-quality, lower-cost fibre to our West Point mill, improving its competitiveness

Start-up of an e-commerce company, our newest subsidiary, which will offer "e-tailers" fully integrated packaging services and solutions derived from our wide range of products and services, and alliance partners.

Growth at the right cost
St. Laurent Paperboard had a profitable year in 1999, fulfilling its commitment to improve margins and increase shareholder value. Despite rising OCC (old corrugated container) prices, St. Laurent Paperboard realized significant savings.

VISUAL:     PIE CHART

Strategic Integration
(1999 cut-up volumes/actual paperboard production)

Owned Liquid & Food Packaging Facility    4%
Chesapeake Agreement                      10%
Owned Converting Facilities               33%
Arm's Length Converting                   53%


Legend:     1999 Integration level: 47%
            Long-term objective: 60 to 70%


TITLE:
A Proud History

CAPTION:

From 1994 to 1999, St. Laurent Paperboard has grown steadily to become a major producer of high-quality, value-added paperboard substrates and packaging solutions. At the same time, it has become the leading producer of white top linerboard in North America.

      1994
Employees:             1,400

Net Sales:             US$159 Million

Assets:                US$283 million

Primary Mills:         2 (La Tuque & Matane, Quebec)

Converting Facilities: 3 (Burlington & Markham, Ontario: Montreal, Quebec)

Freehold               396,000 hectares


      1995
Acquisitions           June 1995: Thunder Bay
                       Primary Mill (Ontario)

      1996
Acquisitions           January 1996:   Janwin Packaging (Ontario)

                       July 1996:      Latta
                                       Packaging Facility (South Carolina)

                       September 1996: St. Leonard
                                       Packaging Facility (Quebec)

      1997
Acquisitions           May 1997: West Point Primary Mill (Viginia)
                       May 1997: Chip Mill, Sawmill & Forest Products (Virginia)
                       May 1997: Baltimore Packaging Facility (Maryland)
                       May 1997: North Tonawanda Packaging Facility (New York)
                       May 1997: Richmond Packaging Facility (Virginia)
                       May 1997: Roanoke Packaging Facility (Virginia)

Start-Up               December 1997: Innovative Packaging Corp. (Wisconsin)
                                      (New Microfluting Sheet Feeding Facility)

     1998


     1999
Employees:             4,500

Net Sales:             US $915.8 million

Assets:                US $ 1.115 billion

Primary Mills:         4

Converting Facilities: 17

Freehold:              396,000 hectares

Acquisitions           January 1999     Eastern Container Corporation
                       & November 1999: (49% & 51%), (Massachusetts)
                       May 1999:        Castle Rock Container, (Wisconsin)
                       July 1999:       Forest Products Facilities, (Virginia
                                        and Maryland)
                       December 1999:   The Kimball Companies, (Massachusetts)
New R&D Centre         February 1999:   Marketing Technical Centre, (Virginia)
Start-Up               Fall 1999:       GrafX Packaging Corp., (Ohio)
                                        (New Microfluting Sheet Plant)


Factors that contributed to St. Laurent Paperboard's cost reductions included the following:

o Supply Chain Management (SCM) - In its first year of implementation, SCM has become an important strategic initiative that is aimed at reducing costs and optimizing efficiency in purchasing, transportation, warehousing and logistics. In 1999, the Company started to look at various supply streams, generating annual savings of more than $1 million. This is only the beginning. When fully implemented, the SCM process is expected to result in substantial savings each year, considering the extent of the Company's purchasing needs. Our target for 2000 is $10 million.

o Cost reductions - A series of cost reduction initiatives, including basis weight control, extended clothing life, high-yield cooking and starch reduction, allowed St. Laurent Paperboard to post an improvement in profitability of some $7 million.

o Synergy enhancement - Continuing efforts in the realization of synergies, such as secondary fibre cost reduction and freight optimization, between our facilities translated into savings of some $18 million.

o Process improvements - Process improvements, such as the conversion of an acid to an alkaline papermaking process at both the La Tuque and West Point mills, as well as increasing the sheet formation and strength of our containerboard products, translated into savings estimated at $3 million for 1999.

o West Point mill's restructuring project - Initiated in 1998 and scheduled to be completed in 2001, this project translated into recurring savings estimated at $15 million for 1999.


VISUAL:
Significant Savings

---------------------------------------------------------------
Project                              Savings (in millions of $)
---------------------------------------------------------------
                                          1999      Cumulative
---------------------------------------------------------------
Supply Chain Management (SCM)             $1.0          $1.0
---------------------------------------------------------------
Cost reductions                           $2.0          $7.0
---------------------------------------------------------------
Synergy enhancement                       $2.0         $18.0
---------------------------------------------------------------
Process improvements                      $3.0          $3.0
---------------------------------------------------------------
West Point mill's restructuring project  $15.0         $15.0
---------------------------------------------------------------

A re-focused sales & marketing strategy

Maintaining a dynamic environment has always been one of the most important strategic initiatives in and around St. Laurent Paperboard.

In 1999, reorganization of our containerboard Sales and Marketing department provided the ideal environment for better serving our customers and exploring new sales opportunities. Over the past 12 months, we have realigned our Sales and Marketing structure to achieve greater customer focus. New groups in this department were created to strengthen marketing and sales capabilities for specific product segments. Our goal is to leverage our technology and capacities to provide our customers in North America and selected international markets with a broader line of higher-margin, value-added products and services.

With  the  reorganization  of  St.  Laurent  Paperboard's  Sales  and  Marketing
Department, we hope to ultimately increase our share of value-added sales of high-quality paperboard substrates and packaging solutions.

Sustainable development

St. Laurent Paperboard has also taken significant steps to protect the environment outside its doors. Since its inception in 1994, the Company has made environmental protection a top priority and an essential element of plant management. Our facilities are operated with constant attention to reduction or elimination of environmental impacts.

In 1999, our four primary mills continued to improve their effluent quality. By the end of the year, we saw reductions of 15.4% in biochemical oxygen demand
(BOD), 15.7% in total suspended solids (TSS) and 8.5% in adsorbable organic halides (AOX).

Y2K: Ready and able

We are proud to report that a successful transition into Year 2000 was achieved, as no significant challenges arose during the rollover period. For the most part, St. Laurent Paperboard's comprehensive company-wide plan helped ensure that its operational and business systems recognized and correctly dealt with the change of date on January 1, 2000. The Company's cost to achieve Y2K compliance was $6.4 million.

The human factor

St. Laurent Paperboard is guided today, as it has been since its inception in 1994, by its original values: a commitment to product quality, customer service, business integrity and a high regard for individual contribution.

The Company does not only strive to create shareholder value through its pursuit of continuous improvement and profitable growth, but also links the interests of the Company with its employees by encouraging responsible Health and Safety programs, ongoing education, equal opportunity employment, innovation, profit sharing and employee share purchase plans.

The Company's performance in the field of Health and Safety continued to reflect its commitment to an accident-free environment. In 1999, we saw a consolidated incidence rate of 2.59, a 14% improvement over 1998. This performance is in the first quartile of the forest products industry. To further improve safety, each unit has the responsibility to develop an annual Health and Safety program with the active participation of all employees. In addition, detailed corporate Health and Safety audits, which involve senior management to a great extent, are conducted on a regular basis, according to a fixed schedule, at all Canadian and US units.

BAR GRAPH

VISUAL:

Improving safety performance

---------------------------------------------------------------
                    1995     1996     1997     1998     1999
---------------------------------------------------------------
Incidence Rate      7.0      4.7      3.4      3.0      2.59
---------------------------------------------------------------

In 1999, one of the major actions taken by Human Resources was the harmonization of our Canadian and US policies and welfare plan. In early spring, the Company evaluated its welfare plan structure for both its US and Canadian workforce. Our objective was to build upon St. Laurent Paperboard's strong and vibrant relationship with all its employees. During the process, Human Resources benchmarked our current level of our welfare plan with those of key competitors and the overall containerboard industry. In April 2000, we plan to implement St. Laurent Paperboard's new and competitive welfare program, which is designed to meet our objective and a wide variety of employees' needs across North America.

As part of our commitment to bringing together the skills and talent of our highly experienced and well-trained employees and managers, we fully implemented our comprehensive succession planning program in 1999. By the end of 1999, this program extended from senior management to first-line supervisors.

To ensure the Company and its employees enjoy a certain level of stability, St. Laurent Paperboard has always striven for long-term labour agreements. In 1999, we extended existing collective agreements set to expire in 2001 at our La Tuque and Matane mills until 2004 as well as at our Markham (now Pickering) and Burlington facilities until 2008--which were originally set to expire in 1999.

During 1999, a one-year collective agreement was ratified with newly acquired operations: Castle Rock Container and US chip mill operations located in Pocomoke City. In late 2000, we intend to seek a long-term labour contract once the Company and the new wholly owned subsidiaries harmonize their administrative policies, standardize their employee benefits programs and, above all, foster a corporate culture incorporating the mission and values that define St. Laurent Paperboard.


A promising future

The "global" outlook for continuing prosperity is positive. Demand for containerboard is expected to remain steady as the North American economies continue to perform well. Asia's economic growth continues to improve, which should translate into higher export volume for North American producers. We expect that price increase announcements of $50 per ton for kraft linerboard and $60 for corrugating medium for orders taken after February 1, 2000, should be fully implemented during the second quarter.

Over the past 12 months, our industry has stepped up its efforts to bring its global performance up to par with the healthy and dynamic economy. Mergers, acquisitions, divestitures and alliances have allowed a number of companies in the containerboard industry to rationalize, restructure and realign their operations and product lines. The containerboard industry has also taken important steps to address the issues of high inventories and falling prices, which have led to a dramatic improvement in domestic sales prices since last year. White top linerboard is up 16%; unbleached kraft linerboard is up 20%; and corrugating medium has increased by 47%.

On the packaging front, the ever-changing retail environment is fueling the demand for attractive, multi-purpose packaging and sophisticated point-of-purchase displays. White top linerboard and specialty packaging solutions produced by St. Laurent Paperboard are tailor-made to meet such a demand.

The demands of the retail market, combined with the explosive growth of the Internet, have also given birth to a whole new and fast expanding business activity: e-commerce and, more specifically, online shopping. According to a recent survey conducted by Forrester Research, Inc., e-commerce is expected to grow with consumers likely to spend, by 2004, some $185 billion to purchase various merchandises from companies advertising and promoting their products through the Internet. With its value-added specialty packaging products and services, St. Laurent Paperboard is determined to capture a share of the e-tailing packaging market through its new Internet-focused packaging solutions company, NextPak.com.

Explosive e-commerce growth

Sales (in billions of US dollars)

1998  8 billion
2004  185 billion

As a global player, St. Laurent Paperboard will, of course, carry on turning strategy into results by increasing its integration level, improving its competitiveness and ensuring the long-term viability of its operations. After all, we know what it takes to grow a business. From 1994 to 1999, the Company has gone from $160 million to almost $1 billion in net sales.

With its close attention to strategy and the continued support of our employees, customers, suppliers and shareholders, St. Laurent Paperboard will continue to forge a position as an industry leader in the ever-changing world of containerboard, offering the potential of high growth opportunities year after year.


VISUAL:

/s/  Raymond R. Pinard
-------------------------------
Raymond R. Pinard
Chairman of the Board


/s/  Jay J. Gurandiano
-------------------------------
Jay J. Gurandiano
President and Chief Executive Officer

HEADING:

Paperboard

VISUAL:  Photo

CAPTION:

A series of cost reduction initiatives have significantly increased the competitiveness of our four primary mills.

West Point

The West Point mill has three paper machines dedicated to the production of white top linerboard, corrugating medium and kraft linerboard. Recent restructuring initiatives at the mill, marking the shift toward value-added linerboard, are instrumental in reinforcing our position as the leading producer of white top linerboard in North America.

La Tuque

The La Tuque mill has two paper machines that operate entirely on virgin fibre: the No.3 paper machine is dedicated to the production of white top linerboard and the No.4 paper machine produces solid bleached linerboard and solid bleached foodboard. Due mainly to its ability to use high proportions of low-cost fibre like sawdust and shavings in the manufacturing process, the La Tuque mill is very cost efficient.

Matane

The Matane mill produces corrugating medium. The Matane mill is an exceptionally flexible facility capable of operating with either semi-chemical or recycled fibre in an environmentally sound closed-loop system, to produce either recycled or semi-chemical corrugating medium.

Thunder Bay

The Thunder Bay mill produces lightweight and featherweight corrugating medium. It is unique in North America for its ability to produce "super" lightweight (featherweight) corrugating medium, with basis weights ranging from 26 to 14 lbs. Formerly an inactive newsprint facility, St. Laurent Paperboard acquired and converted it into a compact and cost-efficient corrugating medium producer, operating entirely with recycled fibre.

The Bottom Line

Since its inception in 1994, St. Laurent Paperboard has launched key profit improvement programs that have helped its primary mills make significant progress towards its objective of becoming profitable at the bottom of the cycle. Amongst others, these are:

o     Primary product line upgrades
o     Increased integration levels
o     Cost reduction initiatives

Strategically, we continued our evolution toward higher-margin value-added paperboard products in 1999. This included profit improvement programs such as a $25 million investment over two years in our La Tuque mill to further increase its cost competitiveness and upgrade its product mix. These initiatives are expected to add as much as $2 million to St. Laurent Paperboard's profitability in 2000 and potentially $8 million in 2001.

Operationally, we improved efficiency and productivity at our primary mills in 1999, while synergies and cost reduction programs together have reduced costs by $25 million since their inception.

VISUAL:  Photo

CAPTION:

Profit growth

Product line upgrades, cost reduction and supply chain management have resulted in an overall increase in profits at St. Laurent Paperboard's four primary mills.

Product Line Upgrades

Approximately 54% of our primary mills' capacity is dedicated to the production of high-quality value-added grades. With an estimated 32% market share, this makes St. Laurent Paperboard the leading producer of white top in North America. In 1999, we reinforced our dominant market position through a number of strategic initiatives at our West Point, La Tuque, Matane and Thunder Bay mills.

West Point

To accomplish West Point's strategic goal of producing higher-margin, value-added graphic linerboard, St. Laurent Paperboard undertook a phased, three-year $56 million capital expenditure program, starting in the fourth quarter of 1998. The majority of the expenditures will likely be made in 2001.

EXCERPT:

A Formula for Success

"Through a focused entrepreneurial management style and performance-driven employees, our 1999 strategic initiatives have provided our four primary mills with the opportunity to further their profitability, reduce costs and improve their operational efficiency."

Alain Boivin
Senior Vice President, Containerboard Operations

St. Laurent Paperboard has already ceased market pulp production at its West Point mill, eliminating the Company's exposure to the highly cyclical pulp market.

Ultimately, the West Point initiative, once it is fully implemented in 2001 within environmental compliance, should enable St. Laurent Paperboard to increase its white top production by 25,000 to 50,000 tons.

In 1999, the West Point mill successfully switched from an acid to an alkaline papermaking process. This has enabled the mill to improve its white top product appearance and quality without additional costs.

VISUAL: Table

West Point Mill  (logo ISO 9001)
---------------------------------------------------------------
                                      1999            1998
---------------------------------------------------------------
Product mix
o     White top linerboard               43%             38%
o     Kraft linerboard                   37%             25%
o     Corrugating medium                 20%             18%
o     Market pulp                         0%             19%
---------------------------------------------------------------
Production (tons)                    791,054         852,560
---------------------------------------------------------------
Average daily production (tons)        2,205           2,160
---------------------------------------------------------------
Fibre
o     Virgin                             67%             69%
o     Recycled                           33%             31%
---------------------------------------------------------------
Rejects (% of production)               6.2%            6.5%
---------------------------------------------------------------
Health and safety (incidence rate)      3.0             2.37
---------------------------------------------------------------

La Tuque

In May 1999, St. Laurent Paperboard announced that it would invest some $25 million at its La Tuque mill which will reinforce our position as the leading producer of value-added paperboard grades.

This investment will allow for the conversion of existing white top linerboard production capacity into lightly coated white top linerboard, offering greater added value through enhanced quality and printability. Over the past year, the mill installed coating preparation, calendering, coating application and drying equipment on the La Tuque mill's white top linerboard machine. Commercial production is scheduled to begin in the second quarter of 2000, making the La Tuque facility one of the first mills in North America to produce coated white top linerboard.

We expect the La Tuque mill to be producing higher-margin coated white top linerboard, with a ramp-up capacity of up to 50,000 tons annually.

The La Tuque mill made other process improvements. In 1999, this mill successfully switched from an acid to an alkaline papermaking process. This has enabled the mill to cut its fibre usage and, consequently, its fibre costs by almost $3.6 million.

The La Tuque mill completed its conversion to an Elemental Chlorine Free (ECF) bleaching process in July 1999, well ahead of the 2001 legislated deadlines in Quebec and the United States (EPA Cluster Rules).

VISUAL:

La Tuque Mill (logo  ISO 9002]
---------------------------------------------------------------
                                      1999            1998
---------------------------------------------------------------
Product mix
o    White top linerboard                76%             75%
o    Solid bleached linerboard            8%              9%
o    Solid bleached foodboard            16%             16%
---------------------------------------------------------------
Production (tons)                    457,440         432,400
---------------------------------------------------------------
Average daily production (tons)        1,276           1,206
---------------------------------------------------------------
Fibre (Virgin)                          100%            100%
---------------------------------------------------------------
Rejects (% of production)                 8%              9%
---------------------------------------------------------------
Health and safety (incidence rate)      4.15             5.1
---------------------------------------------------------------

VISUAL: (Graph)

Top in white top

White Top Capacity of Major Producers
Estimated 1999 North American Capacity:  1,916,508 tons

             St. Laurent Paperboard     32%
             Smurfit-Stone (SSCC)       12%
             Others                     20%
             Simpson Tacoma             10%
             Greenbay Packaging         10%
             International Paper        10%
             Weyco                       6%

With an estimated 32% market share, St. Laurent Paperboard is the leading producer of white top linerboard in North America.

Matane

The Matane mill produces corrugating medium with a blend of recycled and virgin fibre content. The mill's semi-recycled corrugating medium has excellent strength, along with a reputation for good runnability on a corrugator that places this product among the top medium sheets in North America.

In response to market demand, trials were successfully performed in 1999 on the mill's paper machine to run lighter basis weights. Consequently the paper machine was shut down and upgraded during the first quarter of 2000.

VISUAL: Table

Matane Mill (Logo  ISO 9002]
---------------------------------------------------------------
                                      1999            1998
---------------------------------------------------------------
Product mix
o  Corrugating medium                   100%            100%
---------------------------------------------------------------
Production (Tons)                    146,400         143,038
---------------------------------------------------------------
Average daily production (tons)          404             392
---------------------------------------------------------------
Fibre
o     Virgin                             50%             50%
o     Recycled                           50%             50%
---------------------------------------------------------------
Rejects (% of production)               1.0%            1.9%
---------------------------------------------------------------
Health and safety (incidence rate)      0.7               0
---------------------------------------------------------------

Thunder Bay

The Thunder Bay mill specializes in the production of lightweight and featherweight corrugating medium. It is unique in North America for its ability to produce featherweight corrugating medium, with basis weights as low as 14 lbs. In 1999, the production of this specialty substrate increased by 8% over 1998 to 25,000 tons, which represented 22% of total production output.

VISUAL: Table
Thunder Bay Mill (Logo  ISO 9002]

---------------------------------------------------------------
                                      1999            1998
---------------------------------------------------------------
Product mix
---------------------------------------------------------------
Corrugating medium                       100%           100%
---------------------------------------------------------------
Production (tons)                    138,554         125,627
---------------------------------------------------------------
Average daily production               382.0           346.3
---------------------------------------------------------------
Fibre (recylced)                         100%           100%
---------------------------------------------------------------
Rejects (% of production)                1.3%           1.4%
---------------------------------------------------------------
Health and safety (incidence rate)       3.19           8.67
---------------------------------------------------------------


Partners in Cost Reduction

Since their inception in 1997, St. Laurent Paperboard's production optimization programs bore fruit as costs significantly declined at each mill.

In particular, our cost reduction initiatives achieved $7 million in recurring savings. We also realized $18 million in recurring savings due to synergies between our mills. Our conversion to an alkaline papermaking process at the West Point and La Tuque mills generated $3 million in savings. In addition, a major restructuring effort implemented at the West Point mill in late 1998 resulted in cost reductions of $15 million in 1999 (with another $6 million expected in 2000).

Despite  these  initiatives,  overall  productivity,   efficiency  and  revenues
increased considerably.


VISUAL: Table

                                              Savings
Initiative                              1999          Cumulative
----------------------------------------------------------------
Cost reduction                    $2 million          $7 million
----------------------------------------------------------------
Synergies                         $2 million         $18 million
----------------------------------------------------------------
Alkaline conversion               $3 million          $3 million
----------------------------------------------------------------
West Point mill
   restructuring                 $15 million         $15 million
----------------------------------------------------------------
Total savings                    $22 million         $43 million
----------------------------------------------------------------

VISUAL:  Photo

CAPTION:

Further cost improvements

A series of strategic initiatives that were successfully implemented in 1997 at our primary mills continued to bear fruit in 1999.

Partners in Operational Efficiency

In 1999, St. Laurent Paperboard significantly improved operational efficiency at the West Point, La Tuque, Matane and Thunder Bay mills. Much of this progress is based on productivity gains.

In 1999, our primary mills particularly benefited from less downtime, increased machine efficiency and manufacturing changes, such as the burning of Matane's NSSC black liquor at our La Tuque mill and Thunder Bay mill's new steamline.

Matane

In terms of operational efficiency, the top performer was our corrugating medium mill in Matane. The total production output of the Matane mill, which reached 91% paper machine efficiency was 146,400 tons in 1999, an increase of 2.3% over 1998.

La Tuque

The two paper machines at the La Tuque mill, which produce white top linerboard, solid beached linerboard and solid beached foodboard, posted a record production figure of 457,440 tons in 1999, an increase of 6% over 1998.

Thunder Bay

Despite an increase in featherweight production, the Thunder Bay mill, which specializes in lightweight corrugating medium, saw overall productivity climb to 138,554 tons in 1999, an increase of 10.3% over 1998.

Partners in Operational Efficiency (con't)

West Point

In 1999, production for West Point mill's three paper machines, which manufacture white top linerboard, kraft linerboard and corrugating medium, was 791,054 tons. Compared to 1998, the production of the west Point mill was lower in 1999 due to the permanent shutdown of the market pulp machine.


Supply Chain Management

Given the present  competitive  environment in the paperboard  industry,  Supply
Chain Management (SCM) has become an important strategic initiative at St. Laurent Paperboard. Indeed, the three stages of SCM --procurement, continuous improvement and innovation--have been designed to improve our competitive position and, in turn, our financial results.

Essentially, SCM has helped St. Laurent Paperboard streamline the acquisition process, enabling the Company to reduce costs, increase the quality of purchased goods and services and generate additional value for its shareholders. Through the SCM process, a consolidated supplier strategy was chosen for each "supply stream", allowing St. Laurent Paperboard to benefit from improved technical support, continuous improvement and reduced prices.

VISUAL: photo

CAPTION:

The power of teamwork

The close collaboration of St. Laurent Paperboard's employees ensured that Supply Chain Management (SCM), an important strategic initiative, improved the Company's competitive position and, in turn, its financial results.

SCM began to take shape at St. Laurent Paperboard in late 1998 when the Company formed a dedicated SCM Team. By April 1999, six cross-functional "supply stream"
(SST) teams were established to study those areas promising substantial potential for savings.

During the course of 1999, its first year of implementation, the SCM process focused on a number of supply streams with a substantial potential for savings, generating annual savings of more than $1 million. This figure represents the first step in a longer-term process. When fully implemented, we expect the SCM process to lead to significant savings each year, given the magnitude of the Company's purchasing needs. In 2000, we have already set a target of $10 million in savings.

Synergies

In addition to the monetary gains, one of the major benefits of the SCM process was increased cross-functional and inter-company communications, which led to additional synergies. Indeed, the SCM process offered many St. Laurent Paperboard employees the opportunity to learn new skills through their participation in cross-company, cross-functional teams.

Customer-Focused Marketing

In business, growth and reorganization often go hand in hand. At St. Laurent Paperboard, this was certainly the case in 1999. To support new products and aggressive sales goals, the Sales and Marketing Group, which is responsible for the selling of all containerboard and foodboard products manufactured at the West Point, La Tuque, Matane and Thunder Bay mills, reorganized its functions into three areas of responsibility:

1.   Containerboard sales
2.   Foodboard sales
3.   Graphic and specialty sales

With the reorganization of St. Laurent Paperboard's Sales and Marketing Group, the Company can better serve its customers and explore new opportunities. Ultimately, this will increase our share of value-added sales of high-quality paperboard substrates in North America and selected international markets.

Promoting the St. Laurent brand

Given the reorganization of the Sales and Marketing Group, we have developed, in 1999, a more comprehensive marketing communications strategy. It consists of a two-pronged effort focused on re-launching the St. Laurent brand:

1.   Increase the level of awareness in our various markets.
2.   Optimize the sales process.

Customer-Focused Marketing (Con't)

Our marketing communications strategy will kick into high gear in the first quarter of 2000. The plan calls for print advertising in trade magazines, trade show participation, brochures, direct mail, ongoing public relations efforts and a point-of-sale system. All communications are designed to achieve our strategic initiatives and convey our key messages:

1. St. Laurent offers a "specialty advantage" as the largest producer of white top linerboard in North America.
2.   St. Laurent offers a comprehensive range of white products.
3.   St. Laurent's products are recognized as consistently high-quality.

By showing St. Laurent Paperboard's customers, in both traditional and new, fast-growing markets, its ever-growing line of innovative and value-added products from its mills, our new approach will also reinforce our position as the largest white top linerboard producer in North America.

VISUAL:  AD PHOTO


Behind your brightest ideas

This is the first in a series of "Behind Your Brightest Ideas" full-page ads that promote the graphic possibilities of St. Laurent Paperboard's white top linerboard.

Continued leadership

As part of the reorganization of our Sales and Marketing Group, we also developed a new sales strategy for containerboard products, which has two major focal points:

1. Emphasis on the sale of white and kraft linerboard to the North American market.
2. Focus on developing more white linerboard business with independent box plants.

The results of these efforts will not only increase St. Laurent Paperboard's profitability and maximize its operational efficiency, but will also enable the Company to better address the needs of traditional and emerging markets -- and maintain its leadership position in North America.

High-end graphics

In 1999, a new Graphics Team was created to better meet the needs of our customers. It will aggressively sell St. Laurent Paperboard's bleached and white top linerboard grades to pre-print, high-end post-print, display design shops and packaged-goods companies.

Our new focus is part of an evolutionary process. We already enjoy an excellent reputation with our existing customer base. Our sales strategy now consists of a focused approach to obtaining high-end business in seven key geographical markets spread across North America.

With the launch of a new "coated" white linerboard product, our Graphics Team will establish key accounts in each of these select markets. This will help St. Laurent Paperboard to manage both growth and customer expectations while stimulating market demand.

Product development

As an innovative company, St. Laurent Paperboard has always conducted market research that is focused on the needs of our customers. This focus has led to new products in response to "real" needs, rather than production capabilities, which has kept the Company at the forefront of the marketplace.

In 1999, much of our product development efforts were devoted to the development and production trials of coated white top linerboard. According to our estimates, the consumption of this grade has increased at a compounded annual growth rate of more than 40% since 1995. Our research indicates that this growth will continue in the coming years.

Customer-Focused Marketing (Con't)

Producing coated white top linerboard will complement our comprehensive lineup of white products. It will also further support our position as the largest producer of white top linerboard in North America, as we will be among the first North American producers of this high-quality and higher-margin substrate.

We will enter this market by capitalizing on our existing--and extensive--customer base. Over time, given the growing demand and price inelasticity of the market, coated white top linerboard should significantly increase St. Laurent Paperboard's sales opportunities.


Long-Term Fibre Supply

Optimizing the use of its fibre supply is a top priority at St. Laurent Paperboard. The Company ensures the continuous short- and long-term supply of quality fibre to its mills through sustainable forest management of its privately owned 396,000-hectare timberland, fibre procurement activities hinged on long-term supply agreements with sawmills and private land owners, as well as through the procurement of old corrugated containers (OCC) and other recycled fibre.

In 1999, St. Laurent Paperboard took several steps to enhance the security of its fibre supply and ensure its long-term sustainability. St. Laurent Paperboard continues to ensure long-term fibre supply through its AUDACE project, which has the aggressive goal of doubling the yield of our private woodlands, now 280,000 cubic metres per year.

Most notably, the Company purchased assets from Chesapeake Corporation, including two pine sawmills located in West Point, Virginia, and Princess Anne, Maryland; a hardwood lumber re- manufacturing facility located in Milford, Virginia, as well as a chip mill located in Pocomoke City, Maryland. The two sawmills have a combined annual capacity of 60 million board feet while the chip mill facility has an annual capacity of 300,000 tons.

VISUAL:  Photo

CAPTION:

St. Laurent Paperboard's refocused long term supply strategy to deliver high-quality, low-cost pine and hardwood chips to the West Point mill has substantially reduced its fibre cost.

This acquisition is in line with the Company's refocused long-term supply strategy to deliver high-quality, low-cost pine and hardwood chips to its primary mill located in West Point, Virginia. With the addition of these sawmills and chip mill, West Point saw several changes:

o New source of West Point mill fibre supply. With the purchase of new US assets, the West Point mill's fibre supply strategy was realigned to substantially reduce its fibre cost and enhance its competitiveness.

o A new off-site processing facility. Constructed and operated by a third-party contractor, this facility will replace West Point mill's current mill-site woodroom operation in late 2000.

o Sale of the Elizabeth City chip mill. Plans for a new off-site processing facility at the West Point mill resulted in the sale of St. Laurent Paperboard's Elizabeth City-based chip mill and a corresponding reduction in marine activity.

o Change in the West Point mill supply strategy. The mill will halt the on-site processing of round wood in the fourth quarter of 2000 in favour of purchased hardwood or softwood chips. This will, in effect, improve the mill's efficiency by; lowering fibre costs, due to less manpower, reduced fibre loss, more efficient energy consumption and greater flexibility in its sourcing pattern.

Dynamic R&D

To deliver  innovative  products  and maintain  superior  quality,  St.  Laurent
Paperboard has built a team of researchers and applied scientists, fully dedicated to developing state-of-the-art products and technologies for its mills and packaging facilities.

In addition to its Research and Development Group, St. Laurent Paperboard works closely with specialists from industry associations, research facilities and academic institutions, using new technologies and advanced processing techniques to achieve its strategic goals.

Efficient R&D network

In 1999, St. Laurent Paperboard, with an eye to the future, established a research organization network to support its ongoing product development initiatives. This gave the Company broader access to new technologies developed and implemented in Canada and the U.S.

For St. Laurent Paperboard, the research organization network, which consists of high-level researchers in various fields, also represents greater economies of scale when it comes to advanced R&D and technological projects related to board manufacturing.

VISUAL: Photo

CAPTION:

Dedicated support

Highly skilled researchers and technicians are dedicated to the support of St. Laurent Paperboard's strategic initiatives.

The network consists of the following institutions and areas of expertise:

o     Paprican (coating and paper technology)
o     Graphic Communication Institute (packaging printing)
o     Institute of Paper, Science and Technology (coating and fibre technology)
o     Omnova (coating technology)
o     Kohler Industries (coating machinery)

Innovative products

Over the past 12 months, St. Laurent Paperboard's research organization network investigated the use of Ecowrap(R)--for which our research centre in Montreal was awarded a patent in 1996--as vapour-proof packaging. Ecowrap(R) has proved to be a commercially successful, recyclable replacement for conventional polyethylene-coated paper, which is used to protect paper rolls from humidity and water damage during transportation. Due to its unique product attributes related to recycling, the research centre saw an opportunity in 1999 to convert Ecowrap(R) into boxes for photocopier paper. The project has been a major success for St. Laurent Paperboard. Our next step is to expand this box product into other specialty packaging areas.

To maintain St. Laurent Paperboard's dominant market position as a producer of high-quality, value-added graphic containerboard grades, the Research and
Development Group also conducted research into the coating of white top linerboard. These efforts proved to be fruitful. Following months of trials, St. Laurent Paperboard has successfully coated white top linerboard. A market has already been identified for this product. The Company plans to offer this high-quality grade to the litho-laminating marketplace and high-quality pre-print linerboard market.

PACKAGING

VISUAL: PHOTO

With  more  than 5.5  billion  square  feet of annual  production,  St.  Laurent
Paperboard's   packaging  facilities  offer  a  wide  range  of  innovative  and high-quality value-added solutions.

Significant Integration

St. Laurent Paperboard's recent acquisitions, and its investments in both its primary mills and packaging facilities, have been shaped to a certain extent by the Company's determination to increase the integration level of its operations.

Integration is a very important strategic initiative at St. Laurent Paperboard due to its shift from traditional to value-added packaging solutions. It allows the Company to offer an ever-wider range of high-quality packaging solutions and services to its customers. In 1999, our acquisitions and investments enabled St. Laurent Paperboard to increase its integration level (total paperboard used divided by the total paperboard produced) with its wholly owned facilities by some 115,000 tons (or 8% compared to 1998).

Eastern Container and Castle Rock Container

The acquisition of both Eastern Container and Castle Rock Container in 1999 corresponds with St. Laurent Paperboard's strategic objective of increasing its integration level through growth in value-added packaging.

These acquisitions will allow the Company to produce high-quality specialty packaging, corrugated sheets and containers, industrial and consumer packaging, point-of-purchase displays, communication kits and packaging for the retail and high-tech industries with CAD/CAM design capabilities. Combined, the facilities convert approximately 1.3 billion square feet annually of industrial and specialty packaging.

In addition, Eastern Container and Castle Rock Container will increase the consumption of higher-margin, premium white substrates produced at the Company's primary mills within its own packaging facilities, raising the level of white top integration in St. Laurent Paperboard.


VISUAL:  PHOTO

CAPTION:

Eastern Container is a leading manufacturer of high-quality specialty packaging (triple wall/wood/foam packaging), corrugated sheets and containers, industrial and consumer packaging, and point-of-purchase displays and packaging for the retail and high-tech industries with CAD/CAM design capabilities.

Columbus

Given the Company's shift from traditional to value-added packaging in 1999, St. Laurent Paperboard built and began commercial production at GrafX Packaging Corp., a new sheet plant located in Columbus, Ohio. It is the first of its kind in North America currently producing microfluted corrugated packaging for both the folding carton and corrugated segment of the market. This new facility is now providing unique packaging solutions to our customers made from sheets manufactured by our Milwaukee sheet feeding facility, further enhancing the Company's integration objective.

Pickering

During 1999, St. Laurent Paperboard sold its Markham, Ontario, building and property and opened, in January 2000, a new packaging facility in Pickering, Ontario. This has enabled us to shift from the production of corrugated containers offered by our Markham facility to high-end, value-added packaging solutions, including point-of-purchase displays, graphics packaging, litho laminating and labelling.

Innovative packaging solutions

EXCERPT:

"We are in a unique position to offer excellent service, product quality and innovative packaging solutions to our customers."

Bob Geib

Senior Vice President, Packaging

Growing in Value-Added Packaging

Much like St. Laurent Paperboard's primary mills, its packaging facilities offer market-competitive products and services. This has provided the Company with tremendous growth since its inception. From three facilities in 1994, our packaging division has grown to 17 facilities in 1999. Each serves a broad range of customers with highly specialized products. All of our facilities have unique design capabilities, production equipment and the marketing strategies to provide superior packaging solutions to our customers.

While it is well positioned to provide its customers with creative packaging solutions, St. Laurent Paperboard has undertaken a number of key strategic initiatives in 1999 to continue its growth in value-added packaging.

Latta

The expansion of its specialty packaging and display facility in Latta, South Carolina, enabled the Company to offer customers a complete, world-class, one-stop shop approach to meeting their packaging needs through high-tech methods and solutions in design and production. We believe that this facility will be particularly attractive to customers active in specialty consumer packaging such as multi-colour printing, point-of-purchase displays, litho laminating and labelling, expert structural and graphic design, digital imaging capabilities, and fulfillment expertise.

Milwaukee and Columbus

The start-up of two unique microfluting facilities in Milwaukee (Innovative Packaging Corp.) and Columbus (GrafX Packaging Corp.) fully supports St. Laurent Paperboard's strategy of providing unique packaging solutions to its customers. The Milwaukee sheet feeding facility uses microfluting technology to produce the thinnest corrugated substrates supplied to the corrugated box and folding carton markets.

The Columbus facility is a state-of-the-art sheet plant dedicated to the production of value-added microfluting corrugated packaging solutions made from the sheets produced by our Milwaukee facility. Together, these facilities further underline St. Laurent Paperboard's focus on increasing its integration level with innovative, high-end packaging operations that complement the Company's primary product base.

Eastern Container and Castle Rock Container

The acquisitions of Eastern Container and Castle Rock Container are consistent with St. Laurent Packaging's strategy to offer its customers a wide range of innovative packaging solutions. Both facilities produce high-quality specialty packaging, corrugated sheets and containers, industrial and consumer packaging, point-of-purchase displays and packaging for retail and high-tech customers.

An offshoot of St. Laurent Paperboard's acquisition of Eastern Container is its purchase of The Kimball Companies, a wholly owned subsidiary of Eastern Container. It is a leading manufacturer of protective packaging such as triplewall, foam, wood and corrugated products. As a result of this acquisition, we are now the leading supplier of protective packaging in the Northeast United States, which supports our strategic objective of focusing on value-added, quality niche packaging solutions.

VISUAL:  Table

Improved Results
St. Laurent Packaging Corp.
(dollar amounts are in thousands of dollars)

---------------------------------------------------------------
                                      1999            1998
---------------------------------------------------------------
Net sales                         $  304,488      $  246,806
---------------------------------------------------------------
EBITDA                            $   17,356      $   13,808
---------------------------------------------------------------
EBITDA margin - %                       5.7%            5.6%
---------------------------------------------------------------
Operating earnings                $    9,000      $    6,973
---------------------------------------------------------------
Cut-up volumes (in tons)             450,400         374,860
---------------------------------------------------------------
Integration level                        47%             39%
---------------------------------------------------------------
Health & Safety (incidence rate)        1.75            2.59
---------------------------------------------------------------

Innovative e-initiative

St. Laurent Paperboard's newest e-subsidiary, NextPak.com, was created in December 1999. It will focus on Internet retailers, a segment of electronic commerce that has seen explosive growth over the past few years. Located in Massachusetts, this new entity will offer a full range of packaging products and services. When it is fully operational in early 2000, it will provide e-tailers with integrated packaging solutions, enabling them to market and fulfil their products more cost-effectively.

Photo

EXCERPT:

"NextPak.com will offer a full range of packaging products and services to the rapidly expanding e-tailing industry."

John Kiley

Senior Vice President and Chief Operating Officer,  NextPak.com

Improved Uptime and Cycle Time

St. Laurent Packaging's shift from traditional to value-added packaging has brought about many process, operational and cultural changes. In fact, the Company's operational focus has, over time, led to better control over uptime and cycle time.

Market conditions in 1999 led to the need for shorter runs, quicker turnaround and higher-quality printing, prompting the Company to improve its uptime and cycle time. To increase uptime in 1999, St. Laurent Packaging restored or replaced key equipment such as corrugators, a bulk laminator, machine pre-feeders, lifts, die-cutters and flexo-presses to OEM (original equipment manufacturer) specifications. To shorten cycle time (and reduce machine downtime), the Company followed its uptime improvements with "one-box" training for operators.

Going forward, the Company has a number of activities under way to further improve our productivity and reduce delivery time to our customers.

Increased Capacity and Flexibility

To increase its bulk packaging production capacity, St. Laurent Packaging has invested $1.1 million to acquire a new bulk box laminator for its Baltimore bulk packaging facility. This custom-built machine will be fully operational by the third quarter of 2000, giving our Baltimore plant additional production capacity and flexibility in this important business segment.

All in all, this investment will double the facility's production capacity of laminated bulk boxes. Through this strategic initiative, St. Laurent Paperboard's packaging division will enhance its leadership position in the production of bulk packaging solutions to our customers. In line with the Company's shift from traditional to value-added solutions, the investment will reinforce St. Laurent Packaging's ability to meet the needs of our clients with enhanced design and graphics capabilities.

Cost-Effective Packaging Solutions

St. Laurent Packaging is determined to be a leader in each of its market segments. All of our facilities are committed to optimizing their resources to meet and even exceed customer expectations and industry standards.

In addition to generating substantial savings, St. Laurent Paperboard's cost reduction initiatives allow the Company to enhance the quality and printability of the paperboard manufactured by its primary mills, improve efficiency and, in turn, meet the needs of customers.

In 1999, St. Laurent Packaging can take pride in its commitment to a number of strategic initiatives that have improved customer service, cut costs and maximized profitability:

o Supply Chain Management (SCM). The adoption of Supply Chain Management has allowed St. Laurent Packaging to leverage its position as a major packaging entity in order to reduce, as a first step, the overall costs of strapping, starch and transportation.

PHOTO

o Machine effectiveness. By implementing a comprehensive maintenance management system at each of our packaging facilities, including a preventive maintenance program, St. Laurent Packaging has been able to keep its equipment in OEM condition.

o Labour management. A combination of manpower optimization and machine effectiveness has led to continued productivity gains.

o  Waste  reduction.   With  the  improved  waste  management  at  each  of  our
   facilities, the Company has seen significant reductions in costs.

o Roll stock consolidation. Determining the optimal amount of roll stock tonnage has enabled us to better control costs and to reduce waste on our corrugators.

VISUAL:  PHOTO

Marketing with the Right Pull

The driving force behind St. Laurent Paperboard's packaging sales and marketing group is its commitment to introducing and delivering a wide range of proven products and services custom-tailored to customer needs.

To support our strategic role as a specialty niche supplier, we adopted a "pull-through" marketing strategy that highlights substrate benefits according to our customers' packaging and graphics requirements.

Upgraded design and graphics capabilities

Each facility in the packaging division has been designed to offer new packaging products and services. With ever-increasing demand for packaging solutions, each of our facilities is either upgrading or expanding design and graphics competencies to meet the diverse needs of our customers. Three new sales offices with expanded design capabilities have begun operation to ensure a greater presence in the Atlanta (Georgia), Charlotte (North Carolina) and Milwaukee (Wisconsin) markets.

Looking ahead, St. Laurent Packaging will establish a design and graphics centre in Richmond, Virginia, in the first quarter of 2000. It will maximize the ability of our facilities in Baltimore, Roanoke and Richmond to fully meet the ever-expanding customer requirements for multi-colour graphics, point-of-purchase displays, co-packing and fulfilment.

Generating Value for Our Customers

The Marketing & Technical Centre (MTC) in Richmond (Virginia), which began operations in February 1999, is the R&D lab for the packaging division of St. Laurent Paperboard. The centrepiece of this marketing-focused group is a full-featured TAPPI laboratory equipped to handle most corrugated packaging tests, beginning with basic raw materials all the way through the final filled and palletized corrugated box. As part of its mandate, MTC works with our customers and packaging facilities to ensure that our packaging solutions meet customer expectations.

The MTC is dedicated to the development of new specialty packaging products and production techniques. In its first full year of operation, MTC has proven to be a major contributor to this process. In conjunction with the containerboard marketing department, MTC made tremendous progress in developing paper specifications for products that meet the needs of our customers. This is particularly true for customers seeking performance-based products. By providing access to new products and technology, MTC has created new business development opportunities, allowing for the opening of new markets for our high-quality, value-added packaging solutions.

Over the past 12 months, MTC has also developed training services for our customers and employees in order to keep them up-to-date on new industry initiatives, such as ECT (edge crush test), or to provide them with the proper information on a wide assortment of industry topics. These are subjects our customers and employees need to understand in order to build packaging solutions that will best meet customer needs. In turn, this initiative, which will be fully implemented in 2000, should broaden our market capabilities, boosting demand for unique substrates from our primary mills.

Superior Food and Liquid Packaging

The production of the Montreal facility is dedicated to cup stock used for hot and cold drinks, milk carton, bacon board, and standard mill wrap and its recyclable counterpart, Ecowrap(R). Its raw materials come from either our La Tuque or our West Point mill.

In terms of productivity and financial results, the Montreal facility's 1999 performance compared favourably to that of 1998. For example, overall production climbed 12% and profitability significantly increased in 1999.

With 80% of our customer base in the US, several initiatives were undertaken at the Montreal coating facility to sensitize all employees to customer needs. These needs must be answered at all levels from order entry to the finished product on our customer's equipment.

VISUAL:PHOTO

The year 2000 will be a very important one for our Montreal facility. We are undertaking significant plant restructuring initiatives to match the best practices in the industry. We will also make some investments to give the plant a competitive edge in the markets we serve. This strategic move will position the facility to better anticipate the ever-changing needs of our customers in terms of grade mix, quality and services. This effort will also serve as a platform for future growth, which will ultimately benefit our employees, our customers and our shareholders.

EXCERPT:

"By exploring,  developing and meeting the needs of promising new market niches,
we  continued  to  strengthen   our  position  and  open  new  markets  for  the
high-quality board coated at our Montreal plant.

Patrice Calmels
Vice President, Foodboard Sales, Marketing & Coating Operations

Core business philosophy

In January 2000, St. Laurent Paperboard completed the sale of its liquid packaging converting facility located in St. Leonard, Quebec, to Elopak Canada. This facility produces approximately 400 million gable top cartons annually supplied to dairies and juice producers.

St. Laurent will continue to supply the coated milk carton board required by Elopak from its La Tuque and P.A.T. facilities under an 18-month paper supply contract. This divestiture corresponds with St. Laurent's strategic objective of focusing on its core, value-added quality niche packaging and paperboard products.

Management's Discussion and Analysis

(All amounts are expressed in United States ("US") dollars except where otherwise indicated.)

RESULTS

The Company reported net earnings of $38.3 million, or $0.78 per share, on net sales of $915.8 million for the year ended December 31, 1999, compared to a net loss of $23.3 million, or $0.47 per share, on net sales of $791.9 million for the same period in 1998. The 1999 net earnings include unusual gains of $9.0 million after tax, or $0.18 per share, including a $5.8 million after tax gain or $0.12 per share resulting from the renegotiation of fibre supply agreements with Chesapeake Corporation, and a gain of $3.2 million after tax or $0.06 per share resulting from the sale of the land and buildings of the Company's Markham, Ontario converting plant. In 1998 the Company incurred a special charge of $8.3 million after tax, or $0.17 per share, for a major restructuring at the West Point, Virginia paperboard mill. Without these unusual items, 1999's earnings per share would have been $0.60 compared to a loss of $0.30 per share in 1998, an improvement of $0.90 per share.

OPERATING RESULTS

Net sales

Net sales amounted to $915.8 million in 1999, compared to $791.9 million for the previous year, representing an increase of $123.9 million. This increase reflects selling price increases and shipment improvements for our products, and to new businesses acquired in 1999. Net price realizations increased by 4.9% for containerboard products and by 3.3% for corrugated products. Net price realizations for our liquid and food packaging products decreased slightly compared to 1998. Shipments from our paperboard mills to third parties increased by 46,000 tons or 3.6% in spite of the permanent shutdown of the West Point mill's pulp machine which shipped 101,000 tons in 1998. Shipments of corrugated products increased by 400 MMSF, an improvement of 8.5% over 1998. The new facilities acquired during 1999 added another 383 MMSF to corrugated products shipments. The sawmills and the lumber re-manufacturing facility, acquired in August 1999, increased the net sales by $10.5 million.

The 1999 sales variance compared to 1998 is explained as follows:


1999-1998 Variance (in millions of $)
--------------------------------------------------------------------------------
                                         Mill   Converting     Other      Total
--------------------------------------------------------------------------------
Net price realization on all products    28.3         13.7       ---       42.0
--------------------------------------------------------------------------------
Volume increase                          17.1         22.2       0.9       40.2
--------------------------------------------------------------------------------
Business acquisition                      ---         31.2      10.5       41.7
--------------------------------------------------------------------------------
Total                                    45.4         67.1      11.4      123.9
--------------------------------------------------------------------------------


Net Sales Summary
------------------------------------------------------------------------------------------------------------------------------------
                                                  1999                          1998                          1997
                                           $000         Tons/MSF         $000         Tons/MSF         $000         Tons/MSF
------------------------------------------------------------------------------------------------------------------------------------
Primary Mills (Tons)
            Canada                        250,034        625,342        209,911        559,135        186,572        512,163
            US                            273,498        713,572        268,193        733,507        176,864        455,000
------------------------------------------------------------------------------------------------------------------------------------
Converting Facilities (MSF)
            Canada                         57,191      1,027,636         52,276      1,053,693         52,318      1,221,247
            US                            246,306      4,490,869        190,520      3,682,025        109,973      2,151,057
------------------------------------------------------------------------------------------------------------------------------------
Liquid and Food Facilities (Tons)          59,681         69,898         53,242         60,243         57,834         59,050
Others                                     29,087                        17,765                         6,881
------------------------------------------------------------------------------------------------------------------------------------
                                          915,797                       791,907                       590,442



Our primary mills increased their shipments of containerboard by approximately 152,000 tons, or 11%, due to better operating efficiency and inventory reduction.

Daily primary production volume increased over 1998 by 5.7% at the La Tuque mill, 3.2% at the Matane mill, 10.3% at the Thunder Bay mill and 2.1% at the West Point mill resulting in an additional 58,000 tons.

At the converting level, the higher shipment volume is mostly due to the very strong performance of the Milwaukee sheet feeder which increased its shipments by about 80% compared to the same period in 1998.

Cost of sales

In 1999, cost of sales increased by $45.9 million to a total of $711.0 million, compared to $665.1 million for the same period in 1998. The increase is attributable to the following items: $15 million to higher shipments of containerboard products, $22 million to higher shipments from converting facilities, and $34 million to converting and sawmill facilities acquired in 1999. Cost of sales increases related to higher shipments were partially offset by lower manufacturing costs at the primary mills, which reduced the cost of sales by close to $25 million.

The primary mills' manufacturing costs were $19 per ton lower than in 1998, mainly due to lower manufacturing costs for white top products at both the La Tuque and the West Point mills and a product mix change as a result of the shutdown of the market pulp machine. Increased productivity and a reduction of hedging opportunity loss of $11.3 million also contributed to lower costs and helped offset higher prices for old corrugated containers (OCC) and fuel.

Lower manufacturing costs of white top products resulted from the following items: the replacement of purchased softwood market pulp by bleached hardwood pulp produced internally; a change in the chemistry which contributed to lower variable costs and to increased production at the La Tuque mill, and supply chain management initiatives which helped reduce the cost of chemical products and other operating supplies.

The Canadian dollar remained approximately at the same level in 1999 as in 1998, therefore, it did not have any material effect on the manufacturing costs.

As a result of higher costs for linerboard and corrugating medium, manufacturing costs at our converting facilities were slightly higher in 1999 than in 1998. Higher production volume however, partially offset the higher board costs.

Amortization

Amortization expense increased by $3.5 million in 1999, when compared to 1998, mainly due to additions to property, plant and equipment and to the new facilities acquired in 1999.

Selling and administrative expenses

Selling and administrative expenses increased to $62.7 million in 1999, from $51.9 million in 1998. Expressed as a percentage of net sales, selling and administrative expenses increased slightly from 6.6% to 6.8%. This $10.8 million increase is attributable to the facilities acquired in 1999 and the various initiatives undertaken to support the Company's growth to enhance its long-term profitability.

A supply chain management program was put in place during the year with an objective to enter into long-term relationships with selected suppliers in order to optimize prices, quality, usage and availability of most of the products, supplies and services needed for our operations.

Another initiative undertaken in 1999 was a branding advertising campaign launched to reinforce the Company's position in the market. The containerboard sales and marketing organizations were also restructured to enhance focus on both the graphics and the containerboard markets.

Other income

Other income of $13.8 million was realized in 1999 compared to $0.5 million in 1998. This variance is attributable to a gain of $9.5 million resulting from the renegotiation of fibre supply agreements with Chesapeake Corporation, and a gain of $4.3 million resulting from the sale of the land and buildings of the Company's Markham, Ontario converting plant, which was closed at the end of the year.

The key amendment to the supply agreements with Chesapeake pertains to the term of the agreements, which was reduced from 15 years to two years. The Company renegotiated the supply agreements in conjunction with the acquisition of two sawmills, a re-manufacturing facility and a chip mill owned by Chesapeake Corporation. This series of transactions contributed to reducing the cost of hardwood and softwood chips supplied to our paperboard mill located in West Point, Virginia. The Company believes that these transactions will help lower the mill's overall fibre cost in the future.

Operating results

In 1999, the Company reported $75.1 million in operating earnings, compared to operating earnings before restructuring charges of $11.4 million, and an operating loss of $1.5 million after restructuring charges in 1998. The positive variance of $63.7 million before restructuring charges can be summarized as follows:

1999-1998 Variance  - (in millions of $)
--------------------------------------------------------------------------------
Positive (Negative)
--------------------------------------------------------------------------------
                                          Mill    Converting   Other      Total
--------------------------------------------------------------------------------
Net price realization on all products     33.7       13.7        --       47.4
--------------------------------------------------------------------------------
Cost reduction                            14.1       (7.8)      0.5        6.8
--------------------------------------------------------------------------------
Volume increase                            3.8        7.7       0.9       12.4
--------------------------------------------------------------------------------
Foreign exchange opportunity loss         11.3         --        --       11.3
--------------------------------------------------------------------------------
Selling and administration                (6.7)      (7.0)      3.0      (10.7)
--------------------------------------------------------------------------------
Depreciation                              (1.7)      (1.4)     (0.4)      (3.5)
--------------------------------------------------------------------------------
                                          54.5        5.2       4.0       63.7
--------------------------------------------------------------------------------


Interest expense

Interest expense amounted to $28.6 million in 1999 compared to $29.4 million in 1998. This $0.8 million decrease is attributable to lower interest costs on the Company's $224.3 million secured term loan. The effective interest rate under this term loan in 1999 was approximately 70 basis points lower than in 1998. The interest decrease was partially offset by a charge of $0.4 million resulting from the prepayment of a debt due by a Company subsidiary to Abitibi-Consolidated. The level of debt outstanding in 1999 was higher than in 1998, due to the inclusion in December 1999 of Eastern Container's long-term debt following its acquisition. The impact of this additional indebtedness on the interest expense for 1999 was $0.3 million.

Provision for (Recovery of) income taxes

The $21.8 million income tax provision represents an effective tax rate of 36.2% in 1999, compared to an income tax recovery rate of 23.5% in 1998, which was affected by non-deductible items related to the translation into US$ of assets and liabilities denominated in CAN$.

1998 Compared to 1997

Operating results

Net sales increased by $201.5 million in 1998 compared to 1997. US assets acquired in May 1997 contributed to the full year in 1998 compared to seven months in 1997. Shipments at the West Point mill increased the Company's total primary shipments by 315,000 tons, while shipments of the 1997 acquired US converting plants increased the Company's total converting shipments by 890,000 MSF, increasing net sales by $108 million and $45 million respectively. The Milwaukee converting operation, started in the fourth quarter of 1997, also contributed approximately $19 million to the 1998 sales increase with shipments increasing by 527,000 MSF.

Our Canadian primary mills increased their shipments by approximately 55,000 tons, or 8.9%, due to operating efficiency improvements and continuous operation in 1998. This volume increase resulted in a net sales increase of $11.4 million. In 1997, the Matane and Thunder Bay mills took 28 days and 35 days of market related downtime, respectively.

In 1998, cost of sales increased by $155.9 million to a total of $665.1 million, compared to $509.2 million for the same period in 1997. Of this increase, $97 million is attributable to higher shipments of containerboard products, and $56 million is due to increased shipments at our converting facilities.

Manufacturing costs at our primary mills were lower than in 1997, mainly due to synergies, profitability improvement programs, and lower OCC costs. Increased productivity also contributed to lower fixed costs per ton, while lower prices on old corrugated containers (OCC) helped reduce variable costs.

The weakness of the Canadian dollar in 1998 reduced the primary mills' cash manufacturing costs denominated in CAN$ by $15.3 million, while $12.7 million in hedging opportunity loss reduced the benefits of the lower Canadian dollar.

Total manufacturing cost per ton decreased by 7.6% at the La Tuque mill, 15.9% at the Matane mill and 19.8% at the Thunder Bay mill. Costs fell by 1% at the West Point mill, despite the pulp machine shutdown in October of 1998.

As a result of higher costs for linerboard and corrugating medium, manufacturing costs at our converting facilities were higher in 1998 than in 1997. A number of initiatives were undertaken in 1998 to reduce converting costs, including the elimination of approximately 67 jobs and the reduction of waste which reduced costs by approximately $3 million.

Amortization expense increased by $15.9 million in 1998, when compared to 1997, mainly due to a full year amortization for the May 1997 acquired facilities.

Selling and administrative expenses increased to $51.9 million in 1998, from $42.6 million in 1997, mainly due to the full year operation of the facilities acquired in May 1997. Expressed as a percentage of net sales, these expenses decreased from 7.2% to 6.6%.

In 1998, the Company undertook a major restructuring at its West Point mill. A $12.9 million restructuring cost was incurred in 1998, but a significant portion of this amount will be paid out of the Company's pension plan assets over future years.

In 1998, the Company reported $11.4 million in operating earnings before restructuring charge and an operating loss of $1.5 million after restructuring charge, compared to an operating loss of $8.9 million in 1997. The positive variance of $20.3 million before restructuring charge can be summarized as follows:

1998-1997 Variance  - (in millions of $)
--------------------------------------------------------------------------------
Positive (Negative)
--------------------------------------------------------------------------------
                                          Mill    Converting   Other      Total

--------------------------------------------------------------------------------
Net price realization on all products     (3.5)      18.3        --       14.8
--------------------------------------------------------------------------------
Cost reduction                            30.3       (8.2)     (0.4)      21.7
--------------------------------------------------------------------------------
Volume increase                           19.1        2.0       1.6       22.7
--------------------------------------------------------------------------------
Foreign exchange opportunity loss        (13.6)        --        --      (13.6)
--------------------------------------------------------------------------------
Selling and administration                (0.7)     (11.4)      2.7       (9.4)
--------------------------------------------------------------------------------
Depreciation                             (14.7)      (0.9)     (0.3)     (15.9)
--------------------------------------------------------------------------------
                                          16.9       (0.2)      3.6       20.3
--------------------------------------------------------------------------------


The decrease in interest expense of $4.4 million is attributable to the 1997 write-off of $8.4 million of debt issue costs and lower interest costs. However, the level of debt outstanding in 1998 was higher than in 1997 due to the US asset acquisition, thereby reducing the impact of the items mentioned above.

The $7.1 million income tax recovery represents an effective tax rate of 23.5% in 1998, compared to 28.3% in 1997. This lower effective income tax rate in 1998 is attributable to non-deductible items related to the translation into US$ of assets and liabilities denominated in CAN$.

Financial condition and liquidity

In 1999, the Company's operating activities provided $145.0 million of cash compared to $35.4 million in 1998. The $109.6 million increase is the result of operating earnings improvement, the unusual gain resulting from the fibre supply agreements renegotiation, a decrease in finished products inventory, and an increase in the Company's accounts payable.

Investing activities

Investing activities amounted to $118.5 million in 1999 compared to $49.0 million in 1998. The increase of $69.5 million is attributable to higher capital expenditures of $7.9 million and to business acquisitions amounting to $70.4 million completed during the year. Net proceeds from disposal of property, plant and equipment was $9.1 million.

Business acquisitions of $70.4 million include the acquisitions of The Kimball Companies for $6.5 million, Castle Rock Container for $24.8 million, two sawmills, a chip mill and a lumber re-manufacturing facility for $13.8 million, and the acquisition of Eastern Container Corp. for $25.3 million. Eastern Container was acquired in two transactions. The first transaction occurred in January 1999, when the Company acquired an equity interest of 49% in Eastern for $9.6 million. The Company acquired the remaining 51% interest in Eastern in December 1999 for $10.9 million. The Company also invested in the working capital of Eastern during 1999, which increased the total cash consideration paid for Eastern to $25.3 million. These acquisitions are part of the Company's strategy to increase its integration level as well as to ensure high-quality and low-cost fibre supplies to its primary mills.

The $57.1 million capital expenditures included two major projects at the La Tuque mill amounting to $13.4 million. The first project, completed in January 2000, will allow the mill to produce, subject to market demand, approximately 50,000 tons of value-added coated white top linerboard while the second project involved the modernization of the fibre receiving and handling area. Capital expenditures also included an amount of $9.2 million invested in a value-added graphics sheet plant project and a sheet feeder project. The graphics sheet plant, GrafX Packaging Corp., located in Columbus, Ohio, began commercial operation in December 1999. The sheet feeding facility, located in Gilroy, California, will start commercial operation in the third quarter of 2000.

Proceeds from disposal of property, plant and equipment are mainly related to the sales of the land and buildings of the Company's Markham Ontario converting plant.

--------------------------------------------------------------
CAPITAL EXPENDITURES  (in millions of $)
--------------------------------------------------------------
                                          1999           1998
--------------------------------------------------------------
Maintenance of business                   18.5           19.0
--------------------------------------------------------------
Value-added projects                      35.2           27.8
--------------------------------------------------------------
Environment                                3.4            2.4
--------------------------------------------------------------
Total                                     57.1           49.2
--------------------------------------------------------------

Before business acquisitions, the Company invested $6.6 million less than its annual depreciation expense in 1999.

Financing activities

During the third quarter of 1999, the Company renegotiated certain financial covenants to allow for more borrowing flexibility under its CAN$200 million or US equivalent, 5-year term revolving facility. As part of this renegotiation, the Company cancelled its CAN$70 million or US equivalent, 7-year term facility.

Concurrent with the acquisition of the remaining 51% interest of Eastern and with the Company providing a guarantee to the lenders under Eastern's credit facility, Eastern's existing credit agreement was also renegotiated in order to have the covenants governing Eastern's US$24 million, 7-year term facility similar to those governing the Company's secured term loan. The principal amount of Eastern's term loan is payable as follows: 12.5% in 2000, 2001, 2002 and 2003, 16.7% in 2004 and 27.1% in 2005 on the original amount of US$24 million. The credit facility is secured by Eastern's assets, and is guaranteed by St. Laurent Paperboard Inc.

In connection with the acquisition of Eastern, a US$8 million note was issued as a balance of sale. The principal amount of the note payable will be repaid as follows: one third in each of the years 2000, 2001 and 2002. This note bears interest at a fixed rate of 8.25%, and a portion of this note ranks pari passu with the lenders under Eastern's 7-year term facility. St. Laurent Paperboard Inc. also guarantees this note.

The note due by a Company subsidiary to Abitibi-Consolidated was repaid in December 1999. The payment of CAN$5.0 million also included the purchase of Abitibi-Consolidated's economic interest in the subsidiary, which consisted of potential payments up to 2005, calculated as a percentage of the subsidiary's earnings before taxes.

As of the end of 1999, the Company had CAN$191 million available under its 5-year revolving facility, subject to meeting certain financial covenants.

Risk Management

Foreign exchange

The results of the Company are affected by the Canadian/US dollar exchange rate. Selling prices, for over 80% of its Canadian shipments are denominated in US dollar, while most of the expenses are in Canadian dollars. Accordingly, an appreciation in the value of the Canadian dollar relative to the US dollar has the effect of increasing costs at the Canadian facilities.

To protect against the negative impact of a strengthening Canadian dollar on manufacturing costs, the Company purchases forward up to 50% of its Canadian dollar denominated costs for periods up to 48 months using a combination of options and forwards. During 1999, the weak Canadian dollar effectively reduced Canadian manufacturing costs, but the gain was partially offset by an opportunity loss on option and forward contracts.

As of December 31, 1999, the Company had entered into forward contracts to purchase CAN$295 million at an average rate of $US0.694.

Commodity prices

The Company's results are also dependent on the prices it receives for its products. The prices for paperboard products are volatile and subject to fluctuations based on a number of economic factors. The Company maintains an active risk management program to mitigate the financial impacts of decreasing commodity prices. As of December 31, 1999, the Company had entered into swap agreements to sell 37,500 tons of corrugating medium and 18,000 tons of unbleached kraft linerboard. The Company also entered into swap agreement to buy 48,000 tons of old corrugated containers to protect against price increase. The Company's Board of Directors authorized commodity-trading activities, provided that total volume does not exceed 150,000 tons at any time.

Interest rate

The Company has approximately $245 million of debt outstanding at the end of the year that is based on short-term interest rates. Consequently, the Company is exposed to interest rate fluctuations and its results could be negatively impacted by interest rate increases. In order to reduce its exposure to interest rate fluctuations, the Company entered into interest swap agreements on a notional amount of $55 million at a rate of 5.97%. These agreements expire in 2003.

Year 2000

A successful and smooth transition into Year 2000 was achieved without any material disruption during the rollover period. The Company's cost to achieve Y2K compliance was $6.4 million, of which $2.9 million has been capitalized and $3.5 million has been expensed.

Earnings sensitivities

The Company's earnings are sensitive to fluctuations in commodity prices and, to a lesser extent, to exchange rate. Based on 1999 annual capacity, changes in prices and exchange rates affect earnings before and after tax as follows:

--------------------------------------------------------------------------------
(in millions of $)                       Before Tax               After Tax
--------------------------------------------------------------------------------
Products - $50 selling price change
White top                                    34                      22
Kraft linerboard                             15                      10
Corrugating medium                           22                      14
Solid bleached board                         6                        4
--------------------------------------------------------------------------------
                                             77                      50
--------------------------------------------------------------------------------
OCC - $10 purchase price change               5                       3
--------------------------------------------------------------------------------
Exchange rate - US$0.01
Canadian operations                         4.0                     2.6
--------------------------------------------------------------------------------
Converting
Selling price $1 per MSF                      7                     4.5
--------------------------------------------------------------------------------


Information concerning forward-looking statements

Forward-looking statements include statements evaluating market and general economic conditions, outlook and uncertainties. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date thereof. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially.

Uncertainties and Outlook

General

The continuous focus on value-added products and on the increase of its level of integration should allow the Company to take advantage of the favourable market conditions. The Company has also made some strategic investments in 1999 that should increase its profitability in the coming years. In 2000, the Company will complete the restructuring initiatives undertaken at its West Point mill, which will also contribute to higher profitability. Moreover, we should see in 2000 the favourable impact of several partnership agreements negotiated by our Supply Management Team. The expected improvement in selling prices and the continued focus on cost reduction and value-added products will be the primary drivers of earnings improvement in 2000.

Market

Demand for containerboard is expected to remain steady, as North American economies continue to perform well. Asia's economic growth continues to improve, which should translate into higher export volume for North American producers. The Company expects that price increase announcements of $50 per ton for kraft linerboard and $60 per ton for corrugating medium for orders taken after February 1, 2000, should be fully implemented during the second quarter.

Acquisition by Smurfit-Stone Container Corporation

On February 23, 2000, Smurfit-Stone Container Corporation ("SSCC") and the Company entered into a pre-merger agreement pursuant to which SSCC has agreed to acquire all of the issued and outstanding shares of the Company for a per share consideration of $12.50 and one-half share of SSCC. In certain circumstances, including in the event that the Company receives a superior proposal and the Board of Directors of the Company withdraws its support for the SSCC offer, SSCC will be entitled to a $30 million break fee. Subject to obtaining shareholders and regulatory approvals, the SSCC transaction is scheduled to close towards the end of the second quarter.

                               MANAGEMENT REPORT

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with generally accepted accounting principles in Canada. The financial information contained elsewhere in the Annual Report is consistent with the consolidated financial statements.

Management maintains a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is accurate and reliable and that the Company's assets are adequately accounted for and safeguarded.

The Audit Committee, which is comprised of outside directors, meets regularly with management to discuss the adequacy of the system of internal controls and the integrity of the Company's financial reporting.

The consolidated financial statements have been reviewed by the Audit Committee prior to submission to the Board. The consolidated financial statements also have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who have full access to the Audit Committee with and without the presence of management to discuss the scope of their audit, the adequacy of the system of internal controls and the adequacy of financial reporting.

Jay J. Gurandiano                                Richard Garneau
President and                                    Senior Vice President and
 Chief Executive Officer                          Chief Financial Officer

January 24, 2000




                                AUDITORS' REPORT


TO THE SHAREHOLDERS OF
ST. LAURENT PAPERBOARD INC.

We have audited the consolidated balance sheets of St. Laurent Paperboard Inc. as at December 31, 1999 and 1998 and the consolidated statements of earnings
(loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with generally accepted accounting principles in Canada.



Chartered Accountants
Montreal, Canada

January 24, 2000,  except as to Note 10 b), which is as of February 25, 2000 and
Note 20, which is as of February 23, 2000.

                                CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
                        (in thousands of US dollars, except per share amounts)
                                        YEAR ENDED DECEMBER 31

                                                                 1999            1998             1997
--------------------------------------------------------------------------------------------------------
SALES                                                      $   986,819      $   860,473      $   642,700
COST OF DELIVERY                                                71,022           68,566           52,258
                                                           -----------      -----------      -----------
NET SALES                                                      915,797          791,907          590,442
                                                           -----------      -----------      -----------

COST OF SALES                                                  711,030          665,102          509,162
AMORTIZATION                                                    67,023           63,508           47,621
SELLING AND ADMINISTRATIVE EXPENSES                             62,651           51,919           42,563
RESTRUCTURING CHARGE (NOTE 17)                                      --           12,878               --
                                                           -----------      -----------      -----------
                                                               840,704          793,407          599,346
                                                           -----------      -----------      -----------
OPERATING EARNINGS (LOSS)                                       75,093           (1,500)          (8,904)
INTEREST EXPENSE, NET (NOTE 12)                                 28,609           29,397           33,760
OTHER INCOME, NET (NOTE 12)                                    (13,792)            (497)            (213)
                                                           -----------      -----------      -----------
EARNINGS (LOSS) BEFORE INCOME TAXES                             60,276          (30,400)         (42,451)
PROVISION FOR (RECOVERY OF) INCOME TAXES (NOTE 13)              21,836           (7,137)         (12,010)
                                                           -----------      -----------      -----------
NET EARNINGS (LOSS) BEFORE NON-CONTROLLING INTERESTS            38,440          (23,263)         (30,441)
NON-CONTROLLING INTERESTS                                         (103)              --               --
INCREASE IN EQUITY COMPONENT OF CONVERTIBLE

      DEBENTURES, NET OF INCOME TAXES (1997 - $1,480)               --               --           (3,094)
                                                           -----------      -----------      -----------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHARES          $    38,337      $   (23,263)     $   (33,535)
                                                           ===========      ===========      ===========

NET EARNINGS (LOSS) PER COMMON SHARE

      Basic                                                $      0.78      $     (0.47)     $     (0.98)
                                                           -----------      -----------      -----------
      Fully diluted                                        $      0.77               (1)              (1)
                                                           -----------      -----------      -----------
WEIGHTED AVERAGE NUMBER OF OUTSTANDING

      COMMON SHARES (IN THOUSANDS)                              49,328           49,124           34,384
                                                           -----------      -----------      -----------

1 Anti-dilutive


                               CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                      (in thousands of US dollars)
                                         YEAR ENDED DECEMBER 31

                                                                 1999             1998             1997
---------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                               $     1,769      $    25,032      $    58,567

NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHARES               38,337          (23,263)         (33,535)
                                                           -----------      -----------      -----------
BALANCE AT END OF YEAR                                     $    40,106      $     1,769      $    25,032
                                                           -----------      -----------      -----------

See notes to the Consolidated Financial Statements.

                                  CONSOLIDATED STATEMENT OF CASH FLOWS
                                      (in thousands of US dollars)
                                         YEAR ENDED DECEMBER 31

                                                                     1999             1998             1997
-------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

   Net earnings (loss)                                          $    38,337      $   (23,263)     $   (30,441)
   Items not involving cash
        Amortization of property, plant and equipment,
           start-up and deferred costs and goodwill                  67,023           63,508           47,621
        Amortization and write-off of debt issue costs                1,438            1,422            9,538
        Future income taxes                                          20,379           (8,163)         (13,560)
        Gain on asset disposals                                      (5,094)            (235)            (235)
        Other                                                          (927)            (758)          (2,019)
   Start-up and other deferred costs incurred                        (2,199)             414           (2,267)
   Pension expense, net of funding                                    3,242            9,358            1,129
   Interest payments, net of expense                                     --               --           (4,795)
   Non-controlling interests                                            103               --               --
                                                                -----------      -----------      -----------
                                                                    122,302           42,283            4,971
   Change in non-cash working capital relating to operations
         Accounts receivable                                        (10,588)          11,913           (8,856)
         Inventory                                                    9,704           (1,942)         (11,846)
         Prepaid expenses                                               226           (8,153)          (2,608)
         Accounts payable and accrued liabilities                    23,854           (8,825)          11,804
         Income and other taxes payable                                (538)             123            1,829
                                                                -----------      -----------      -----------
                                                                     22,658           (6,884)          (9,677)
                                                                -----------      -----------      -----------
   Cash provided by (used in) operations                            144,960           35,399           (4,706)
                                                                -----------      -----------      -----------

INVESTING ACTIVITIES

   Business acquisitions, including bank                            (70,415)              --         (506,353)
      indebtedness assumed of $5,678 in 1997 (Note 3)
   Additions to property, plant and equipment                       (57,138)         (49,235)         (44,038)
   Proceeds from disposals of property, plant and equipment           9,059              235              312
                                                                -----------      -----------      -----------
   Cash used in investing activities                               (118,494)         (49,000)        (550,079)
                                                                -----------      -----------      -----------

FINANCING ACTIVITIES

   Issuance of common shares, net of expenses                         1,537            2,144          349,442
   Redemption of common shares                                           --             (370)              --
   Issuance of long-term debt                                           610          230,256          245,453
   Repayment of long-term debt                                       (9,549)        (241,892)         (12,940)
   Debt issue costs                                                  (1,354)          (4,496)          (8,487)
   Non-controlling interests                                            700               --               --
   Cash held in escrow                                                   --           11,000          (11,000)
                                                                -----------      -----------      -----------
   Cash provided by (used in) financing activities                   (8,056)          (3,358)         562,468
                                                                -----------      -----------      -----------
INCREASE (DECREASE) IN CASH                                          18,410          (16,959)           7,683
CASH (INDEBTEDNESS) AT BEGINNING OF YEAR                             (3,519)          13,440            5,757
                                                                -----------      -----------      -----------
CASH (INDEBTEDNESS) AT END OF YEAR                              $    14,891      $    (3,519)     $    13,440
                                                                ===========      ===========      ===========

CASH (INDEBTEDNESS) CONSISTS OF:

   Cash                                                         $     9,125      $        --      $     3,689
   Temporary investments                                              5,766            2,607            9,751
   Bank indebtedness                                                     --           (6,126)              --
                                                                -----------      -----------      -----------
                                                                $    14,891      $    (3,519)     $    13,440
                                                                ===========      ===========      ===========

See notes to the Consolidated Financial Statements.

                                       CONSOLIDATED BALANCE SHEET
                                      (in thousands of US dollars)
                                               DECEMBER 31

                                                                               1999             1998
------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

   Cash and temporary investments                                         $    14,891      $     2,607
   Accounts receivable                                                        124,279           95,895
   Income and other taxes recoverable                                           4,792            4,870
   Inventories (Note 4)                                                       106,481           98,542
   Prepaid expenses and other assets                                           13,984           13,832
                                                                          -----------      -----------
                                                                              264,427          215,746
PROPERTY, PLANT AND EQUIPMENT (NOTE 5)                                        816,879          775,960
FUTURE INCOME TAXES (NOTE 13)                                                      --            8,437
DEFERRED CHARGES AND OTHER ASSETS (NOTE 6)                                     33,898           30,347
GOODWILL, NET OF ACCUMULATED AMORTIZATION OF $3,991 (1998 - $2,777)            40,339           19,923
                                                                          -----------      -----------
                                                                          $ 1,155,543      $ 1,050,413
                                                                          ===========      ===========
LIABILITIES

CURRENT LIABILITIES

   Bank indebtedness                                                      $       --       $     6,126
   Accounts payable and accrued liabilities                                   102,846           72,112
   Current portion of long-term debt (Note 7)                                  47,397            5,975
                                                                          -----------      -----------
                                                                              150,243           84,213
LONG-TERM DEBT (NOTE 7)                                                       338,206          356,455
OTHER LIABILITIES (NOTE 8)                                                     32,804           27,271
FUTURE INCOME TAXES (NOTE 13)                                                  18,305            6,363
COMMITMENTS AND CONTINGENCIES (NOTE 10)

SHAREHOLDERS' EQUITY

COMMON SHARES (NOTE 9)                                                        573,471          571,934
CONTRIBUTED SURPLUS                                                             2,408            2,408
RETAINED EARNINGS                                                              40,106            1,769
                                                                          -----------      -----------
                                                                              615,985          576,111
                                                                          -----------      -----------
                                                                          $ 1,155,543      $ 1,050,413
                                                                          ===========      ===========

See notes to the Consolidated Financial Statements.

APPROVED BY THE BOARD OF DIRECTORS,

Jay J. Gurandiano                                Raymond R. Pinard
Director                                         Director

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE
                             OTHERWISE INDICATED.)

1.   SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS
     The Company is a producer, supplier and converter of paperboard products. Its principal products are white top linerboard, brown linerboard, corrugating medium and solid bleached paperboard (foodboard and linerboard). The Company converts approximately one third of its paperboard capacity into corrugated boxes, point-of-purchase displays and other products. Its assets are located in the United States and Canada and the products are sold mostly in the United States and Canada.

     PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. As described in Note 19, those principles differ in certain material respects from those that the Company would have followed had its financial statements been prepared in accordance with generally accepted accounting principles in the United States.

     The consolidated  financial  statements include the accounts of the Company
     and  all  its   subsidiary   companies.   All   significant   inter-company
     transactions and balances have been eliminated.

     USE OF ESTIMATES
     The preparation of financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities shown on the balance sheet and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses on the statement of earnings during the reporting period. Actual results may differ from those estimates.

     FOREIGN EXCHANGE AND HEDGING ACTIVITIES
     Non-monetary assets and liabilities of Canadian activities are translated into US dollars at historical exchange rates. As explained in Note 2, the historical rate for non-monetary items at December 31, 1996 is the rate in effect as at that date. Monetary assets and liabilities are translated from other currencies into US dollars at rates of exchange in effect at the date of the balance sheet. Exchange gains or losses on Canadian dollar denominated long-term debt are deferred and amortized over the expected life of the related debt using the straight-line method.

     Revenues and expenses are translated at the average rate during the month in which the transaction took place, except amortization, which is translated at historical rates.

     The Company currently manages its foreign exchange exposure to future expenses denominated in Canadian dollars through the use of forward contracts and options. Resulting gains and losses on contracts designated as hedges are recognized as part of the related Canadian transactions as they occur and, therefore, are included in the cost of sales.

     The Company also manages its risk exposure to interest rate variations by entering into swap and option agreements. Payments made or received under these agreements are accounted for as adjustments to interest expense.

     The Company also manages its commodities price exposures by entering into cash settled-swap agreements. Resulting gains and losses on contracts designated as hedges are recognized as part of the related transaction as they occur and, therefore, are included in sales or cost of sales, as applicable.

     TEMPORARY INVESTMENTS
     Temporary investments are stated at the lower of cost and market value. They are composed of debt instruments with maturities of less than three months.

     INVENTORIES
     Finished products are valued at the lower of average cost and net realizable value. Fibre, maintenance materials and operating supplies are valued at average cost. The average cost includes, where applicable, direct labor, manufacturing overhead expenses and amortization.

     PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment are stated at cost, net of related investment tax credits. They are amortized over their estimated useful lives, which are approximately 20 years, using the unit of production method for manufacturing facilities and the straight-line method for converting facilities.

     Timberlands are stated at cost and are managed on a sustained yield basis. Major roads are capitalized and amortized over their expected useful life. Amortization is recorded based on timber harvested.

     During  the   construction   period,   interest  is  capitalized  on  major
     improvements and expansion projects. No amortization is charged on major improvements or expansion projects until construction is completed.

     ENVIRONMENTAL EXPENDITURES
     Environmental expenditures related to current operations are expensed or capitalized as appropriate. Provisions are made for costs of anticipated remedial action when they can be reasonably estimated.

     OTHER ASSETS
     Start-up costs, which include pre-production costs, incurred on significant construction and modernization projects are deferred until the projects are ready to commence commercial production and are then amortized over a period of five years. Debt issue expenses are deferred and amortized over the expected life of the related debt using the straight-line method.

     GOODWILL
     Goodwill is recorded at cost less accumulated amortization. It is amortized over a 20-year period using the straight-line method. The Company assesses annually whether there has been a permanent impairment in the value of the unamortized portion of goodwill by determining whether projected undiscounted future cash flows from the related operations exceed the net book value of goodwill at the assessment date.

     PENSION COSTS AND OTHER POST-RETIREMENT BENEFITS
     Pension costs are determined annually in consultation with independent actuaries and include current service costs, a provision for the amortization of prior service costs and settlement costs related to special events. The pension plans' surplus or deficit, after including the liabilities for past service, is amortized over the estimated average remaining service lives of the employees. The assets of the pension plans are invested in listed common stocks, fixed income securities and cash equivalents.

     In addition to pension benefits, the Company provides limited life insurance, dental and health care benefits to eligible retired employees. The cost of providing these benefits is recognized on an accrual basis during the service years of these employees. The costs include also a provision for the amortization of prior service costs.

     LONG-TERM INCENTIVE PLANS
     The Company recognizes compensation costs related to awards of restricted share units and stock options (see Note 9) when the shares are issued. The costs accounted for on the issuance date are based on the market value of the shares at that date.

     INCOME TAXES
     The Company adopted in 1998 the new accounting rules for income taxes approved by the Canadian Institute of Chartered Accountants in September 1997. Under the new rules, the Company recognizes the amount of taxes payable or refundable for the current year and recognizes also the future income tax liabilities and assets related to the other assets and liabilities recognized in the balance sheet, using the current income tax rate. The impact of the change on 1998 net earnings was not significant. The change has not been applied retroactively since the impact was not significant on financial statements of prior years. The Company does not make provisions for income taxes on the undistributed earnings of foreign subsidiaries, part of which may be subject to certain taxes on distribution to the parent company as such income is reinvested in foreign operations. The amount of such undistributed earnings is not significant at December 31, 1999.

     EARNINGS PER COMMON SHARE
     Earnings per common share are calculated using the weighted average number of common shares outstanding during the year. Fully diluted earnings per common share are calculated using the weighted average number of common shares outstanding during the year and assuming that all convertible debentures were converted to common shares at the beginning of their respective years, that all outstanding stock options and warrants were exercised from the beginning of the year, and that all shares, entitled to be received through the restricted share units, were issued also at the beginning of the year.

2.   CHANGE IN REPORTING CURRENCY IN 1997

     The consolidated financial statements of the Company were presented in Canadian dollars up to December 31, 1996. Until that date, the Canadian dollar was also considered the functional currency of the Company. With the major acquisition of U.S. assets made in May 1997 (see Note 3), substantially all the Company's revenues are received in US dollars and the Company's Canadian assets and expenses denominated in Canadian dollars represent less than half of the assets and expenses of the Company. For these reasons, the US dollar was adopted in 1997 as the Company's reporting and functional currency. The comparative financial information for 1996 is presented in US dollars in accordance with a translation of convenience method using the closing exchange rate at December 31, 1996 of US$0.73 for CAN$1.00. The translated amount for Canadian non-monetary items at December 31, 1996 became the historical basis for those items in 1997 and subsequently.

3.   BUSINESS ACQUISITIONS

     The Company completed the following business acquisitions:

     On December 22, 1999, the Company acquired for cash consideration of $6.5 million all the assets of THE KIMBALL COMPANIES in East Longmeadow, Massachusetts. THE KIMBALL COMPANIES manufacture protective packaging including triplewall, foam, wood and corrugated products.

     On January 29, 1999, the Company purchased a 49% interest in EASTERN CONTAINER CORPORATION which operates converting facilities in Massachusetts and New Hampshire and, on November 30, 1999, the Company acquired the remaining 51% interest. The total cash consideration paid by the Company for this acquisition amounted to $25.3 million.

     On July 30, 1999, the Company acquired from CHESAPEAKE CORPORATION all the assets of the building products business, consisting of two softwood sawmills located in West Point, Virginia and Princess Anne, Maryland; a hardwood lumber re-processing facility located in Milford, Virginia; as well as a chip mill facility located in Pocomoke City, Maryland for cash consideration of $13.8 million.

     On May 28, 1999, the Company acquired all the assets of CASTLE ROCK CONTAINER COMPANY, a custom manufacturer of high-quality corrugated packaging, point-of-purchase displays and communication kit, from CONSOLIDATED PAPERS INC. located in Adams, Wisconsin for cash consideration of $24.8 million.

     In 1998, there were no business acquisitions.

     On May 23, 1997, the Company acquired from Chesapeake Corporation certain assets of its paperboard business consisting of a pulp and paper mill located in West Point, Virginia, four converting plants located in Richmond and Roanoke, Virginia, Baltimore, Maryland and North Tonawanda, New York, and other related assets for $498 million paid in cash. The acquisition was financed by the issuance of common shares and term loans.

     In January 1997, the Company acquired for cash consideration of $2.9 million (CAN$3.9 million) all of the outstanding shares of Francobec Inc., a wood chipping facility located near La Tuque, Quebec.

     The acquisitions have been accounted for using the purchase method and the results of operations therefrom are included in the consolidated statement of earnings of the Company from the respective acquisition dates. The initial investment in Eastern Container Corporation on January 29, 1999 was accounted for using the equity method up to December 1, 1999 when the remaining 51% was acquired.

     The net assets acquired, at assigned values, are summarized as follows:

                                                                               1999              1997
                                                                          ----------------------------
                                                                            (IN THOUSANDS OF DOLLARS)
     Current assets                                                       $    35,817      $    79,610
      Property, plant and equipment                                            51,477          457,121
      Goodwill                                                                 21,630              702
      Other assets                                                              2,429           19,626
                                                                          -----------      -----------
                                                                              111,353          557,059
     Current liabilities                                                       (7,503)         (32,080)
     Other liabilities                                                        (33,435)         (24,304)
                                                                          -----------      -----------
                                                                          $    70,415      $   500,675
                                                                          ===========      ===========

4.   INVENTORIES

                                                                               1999              1998
                                                                          ----------------------------
                                                                            (IN THOUSANDS OF DOLLARS)
     Primary mills

       Fibre                                                              $    11,699      $    11,058
       Maintenance materials and operating supplies                            29,796           29,910
       Finished products                                                       10,013           24,518

     Converting plants

       Raw materials                                                           22,915           14,107
       Maintenance materials and operating supplies                             3,218            3,639
       Finished products                                                       18,461           10,282

     Lumber

       Fibre                                                                    8,500            4,921
       Finished products                                                        1,879              107
                                                                          -----------      -----------
                                                                          $   106,481      $    98,542
                                                                          ===========      ===========

5.   PROPERTY, PLANT AND EQUIPMENT

                                                                                      1999
                                                                                   ACCUMULATED
                                                                     COST         AMORTIZATION          NET
                                                                ---------------------------------------------
                                                                           (IN THOUSANDS OF DOLLARS)
     Land                                                       $    12,334      $        --      $    12,334
     Timberlands and roads                                           12,986            2,504           10,482
     Buildings and equipment                                        995,460          201,397          794,063
                                                                -----------      -----------      -----------
                                                                $ 1,020,780      $   203,901      $   816,879
                                                                -----------      -----------      -----------



                                                                                      1998
                                                                                   ACCUMULATED
                                                                     COST         AMORTIZATION          NET
                                                                ---------------------------------------------
                                                                           (IN THOUSANDS OF DOLLARS)
     Land                                                       $     6,549      $        --      $     6,549
     Timberlands and roads                                           12,990            2,058           10,932
     Buildings and equipment                                        894,329          135,850          758,479
                                                                -----------      -----------      -----------
                                                                $   913,868      $   137,908      $   775,960
                                                                -----------      -----------      -----------

     Amortization  expense  for the year was  $63,731  (1998 - $60,602;  1997 -
$43,837).

6.   DEFERRED CHARGES AND OTHER ASSETS

                                                                                1999             1998
                                                                          ----------------------------
                                                                            (IN THOUSANDS OF DOLLARS)
     Deferred charges, net of accumulated amortization
          Start-up costs                                                  $     5,979      $     5,626
          Debt issue expenses                                                   6,005            5,016
          Foreign exchange loss on long-term debt                               1,527            1,909
          Other                                                                 3,765            2,107
     Prepaid pension costs (Note 11)                                           15,326           14,279
     Advances to officers and managers (Note 9)                                 1,296            1,410
                                                                          -----------      -----------
                                                                          $    33,898      $    30,347
                                                                          ===========      ===========

7.   LONG-TERM DEBT

                                                                                1999             1998
                                                                          ----------------------------
                                                                            (IN THOUSANDS OF DOLLARS)
     Secured term loan                                                    $   224,250      $   230,000

     Senior secured notes

          - Series A, 8.80% (1998 - 8.17%)                                     30,000           30,000
          - Series B, 9.04% (1998 - 8.41% )                                    85,000           85,000
          - Series C, 9.42% (1998 - 8.79% )                                    10,000           10,000
     Eastern Container Corporation term loan                                   22,500               --
     Industrial development revenue bonds                                       4,760            4,880
     Note payable                                                               8,000               --
     Note payable to Abitibi-Consolidated Inc. (1998 - CAN$3.7)                    --            2,389
     Other                                                                      1,093              161
                                                                          -----------      -----------
                                                                              385,603          362,430
     Less: Long-term debt due within one year                                  47,397            5,975
                                                                          -----------      -----------
                                                                          $   338,206      $   356,455
                                                                          ===========      ===========

     SECURED TERM LOAN
     Under a credit agreement, the Company has a 7-year term facility with an original amount of $230 million, of which $224.3 million were outstanding at the end of 1999, and a CAN$200 million or US$ equivalent 5-year revolving facility, of which CAN$191 million were available at the end of the year, subject to meeting certain financial covenants. In the third quarter of 1999, a CAN$70 million or US$ equivalent, 7-year term facility available under this credit agreement was cancelled. The remaining principal amount of the secured term loan is payable as follows: 10% in 2000 and 2001, 17.5% in 2002, 20% in 2003, 2004 and 2005 on the original amount of US$230 million. The credit facilities bear interest at specified margins over the alternate base rate or Libor. The actual interest rate as of December 31, 1999 is 7.70% on the term facility (6.29% in 1998). The credit facilities are secured by all the assets of St. Laurent Paperboard Inc., St. Laurent Paperboard (U.S.) Inc. and their subsidiaries.

     SENIOR SECURED NOTES
     The US$125 million senior secured notes are secured by all the assets of St. Laurent Paperboard Inc., St. Laurent Paperboard (U.S.) Inc. and their subsidiaries and rank pari passu with the lenders under the credit agreement governing the secured term loan. The Series B senior notes carry the following principal repayment requirements: $18.3 million in 2000 and 2002 and $12.1 million in each of the years 2003 through 2006. The Series A and C senior notes are payable in 2002 and 2008 respectively. Subject to a make-whole provision, the notes are redeemable at any time. 7.

     EASTERN CONTAINER CORPORATION ("EASTERN") TERM LOAN
     Concurrent with the acquisition of the remaining 51% of Eastern and with the Company providing a guarantee to the lenders, Eastern's existing credit agreement was renegotiated in order to have the covenants governing Eastern's US$24 million, 7-year term facility similar to those governing the Company's secured term loan. The principal amount of Eastern's term loan is payable as follows: 12.5% in 2000, 2001, 2002 and 2003, 16.7% in
     2004 and 27.1% in 2005 on the original amount of US$24 million. This credit facility bears interest at a specified margin over prime rate or LIBOR. The actual interest rate as of December 31, 1999 is 7.92%. The credit facility is secured by all the assets of Eastern and is guaranteed by St. Laurent Paperboard Inc.

     INDUSTRIAL DEVELOPMENT REVENUE BONDS
     In connection with the construction of a sheet corrugating facility based in Milwaukee, Wisconsin by Innovative Packaging Corp., a subsidiary, tax-exempt variable rate industrial development revenue bonds were issued by this subsidiary in 1997 with a maturity of December 1, 2017. The bonds are secured by an irrevocable bank letter of credit governed by a credit facility, imposing certain financial covenants such as working capital and tangible net worth. The bonds are subject to redemption at the option of Innovative Packaging Corp., in whole or in part at any time, at par plus accrued interest. The actual interest rate as of December 31, 1999 is 5.65% (4.20% in 1998).

     NOTE PAYABLE
     In connection with the acquisition of Eastern, a US$8 million note was issued as a balance of sale. The principal amount of the note payable will be repaid as follows: one third in each of the years 2000, 2001 and 2002. This note bears interest at a fixed rate of 8.25% and a portion of this note ranks pari passu with the lenders under the Eastern Container Corporation term loan. This note is guaranteed by St. Laurent Paperboard Inc.

     COVENANTS
     Under the terms of its various debt agreements, the Company must meet certain financial covenants, including ratios with respect to leverage, tangible net worth and, under certain circumstances, interest coverage. In addition, the Company is subject to limitations with regard to the sale or disposal of assets. Specific rules and restrictions govern mergers and acquisitions.

     The minimum annual installments on long-term debt for the next five years are as follows:

                                                     (IN THOUSANDS OF DOLLARS)

                                            2000                   $   47,397
                                            2001                       29,152
                                            2002                       94,654
                                            2003                       61,245
                                            2004                       62,245

8.   OTHER LIABILITIES

                                                                                1999             1998
                                                                          ----------------------------
                                                                            (IN THOUSANDS OF DOLLARS)
     Pension liability (Note 11)                                          $    14,529      $    10,659
     Post-retirement benefit liability (Note 11)                               16,981           15,312
     Non-controlling interest                                                     921               --
     Other                                                                        373            1,300
                                                                          -----------      -----------
                                                                          $    32,804      $    27,271
                                                                          ===========      ===========

9.   COMMON SHARES AND CONTRIBUTED SURPLUS

     The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, in each case without nominal or par value. The number of shares outstanding as at December 31, 1999 is 49,398,968 common shares (1998 - 49,244,696; 1997 - 49,034,871).

     The changes in the number and stated value of the common shares of the Company are as follows, in thousands of dollars except the number of shares:

                                                         1999                          1998                          1997
                                            --------------------------------------------------------------------------------------
                                              NUMBER OF       STATED        NUMBER OF       STATED        NUMBER OF       STATED
                                               SHARES          VALUE         SHARES          VALUE         SHARES          VALUE
    Balance at beginning of year             49,244,696    $   571,934     49,034,871    $   570,160     13,314,298    $    90,111
    Issued during the year
       Public offering (i)                           --             --             --             --     24,420,000        352,894
       Conversion of debentures (ii)                 --             --             --             --     11,190,770        125,638
       Managers' Share Purchase Plan (iii)           --             --          9,289            107         30,603            445
       Employees' Share Purchase Plan (iv)      136,925          1,360        202,129          1,647         43,784            520
       Directors' Stock Option and Share
         Purchase Plan (v)                       10,110            108          8,233            110          6,060             98
       Restricted share units matured             7,237             69         13,960            144         26,118            416
       Options exercised                             --             --         14,814            136          3,238             38
    Buy-back of shares (vi)                          --             --        (38.600)          (370)           --              --
                                            -----------    -----------    -----------    -----------    -----------    -----------
    Balance at end of year                   49,398,968    $   573,471     49,244,696    $   571,934     49,034,871    $   570,160
                                            ===========    ===========    ===========    ===========    ===========    ===========

     (i) Net of issue costs of $10.2 million, which are net of taxes of $4.9 million.

     (ii) Net of amortized issue costs of $1.1 million, which are net of taxes of $0.5 million. If the convertible debentures had been converted at the beginning of 1997, the loss per share figure for 1997 would have been $0.77.

    (iii) Shares issued to eligible managers under the Managers' Share Purchase Plan were financed by interest-free loans provided by the Company. The Company has reserved a maximum of 300,000 shares for the purpose of the Plan. At December 31, 1999, there were 82,293 shares held by the Plan's participants (1998 - 92,269; 1997 - 91,201) with a market value of $1,096,966 (1998 - $646,806; 1997 - $1,172,845).

     (iv) The Company has reserved a maximum of 500,000 shares for the purpose of the Employees' Share Purchase Plan. At December 31, 1999, there were 296,997 shares held by the Plan's participants (1998 - 267,366; 1997 - 64,853).

     (v) The Company has reserved a maximum of 175,000 shares for the purpose of the Directors' Stock Option and Share Purchase Plan. At December 31, 1999, there were 32,098 shares issued and outstanding under the provisions of the Plan (1998 - 21,988; 1997 - 15,143).

     (vi) Shares were purchased according to a normal course issuer bid that was approved in December 1997. The bid was for approximately 5% of the 49 million common shares issued and outstanding, subject to a maximum aggregate purchase price of CAN$40 million. The normal course issuer bid expired in December 1998.

     The Company also issued shares to eligible officers under a Long-Term Incentive Plan which were financed by interest-free loans provided by the Company. At December 31, 1999, there were 44,004 (1998 - 44,004; 1997 -
     52,234) shares issued and outstanding under this plan with a market value of $586,573 (1998 - $308,468; 1997 - $671,867).

     The interest-free loans to eligible officers and managers are secured by the common shares issued under both plans and are repayable from proceeds on the sale of any shares purchased, by the application of any dividends declared and paid on such shares, and from 25% of any bonus paid to the eligible officer or manager and, as to any remainder, upon termination of employment.

     Under the Long-Term Incentive and Managers' Share Purchase plans, at the time of issuance of common shares, the Company granted to each eligible officer and manager one restricted share unit ("RSU") for every two shares. Each RSU entitles the holder to receive one common share, at no cost, three years after its issuance. During the year, 7,237 RSUs (1998 - 13,960; 1997
     - 26,118) matured and 1,731 were cancelled (1998 - 13,569; 1997 - 1,298).

     In addition, the Long-Term Incentive Plan also includes a stock option component for its participants. The number of shares that may be issued pursuant to the exercise of options under the plan is limited to 1,031,684 common shares. The options can be exercised between one to five years after their respective date of grant for a period of ten years, at which time they expire.

     Under the terms of the Directors' Stock Option and Share Purchase Plan, the options granted to directors can be exercised starting one year after their respective date of grant for a period of ten years, at which time they expire.

     The changes in the number of stock options and RSUs of the Company are as follows:

                                                               1999                                         1998
                                             ----------------------------------------    ---------------------------------------
                                               NUMBER        WEIGHTED        NUMBER         NUMBER        WEIGHTED        NUMBER
                                                 OF          EXERCISE          OF             OF          EXERCISE          OF
                                               OPTIONS         PRICE          RSUs          OPTIONS         PRICE          RSUs
                                                               CAN$                                         CAN$
      Balance at beginning of year              666,340    $     19.07         22,710        594,359    $     18.88         45,595
      Issued                                    333,262          15.71             --        163,769          19.25          4,644
      Cancelled                                 (67,228)         17.69         (1,731)       (76,974)         19.10        (13,569)
      Matured or exercised                           --             --         (7,237)       (14,814)         13.50        (13,960)
                                            -----------    -----------    -----------    -----------    -----------    -----------
      Balance at end of year                    932,374          16.01         13,742        666,340          19.07         22,710
                                            ===========    ===========    ===========    ===========    ===========    ===========


                                                                                                            1997
                                                                                         -----------------------------------------
                                                                                            NUMBER        WEIGHTED        NUMBER
                                                                                              OF          EXERCISE          OF
                                                                                            OPTIONS         PRICE          RSUs
                                                                                                            CAN$
      Balance at beginning of year                                                           448,234    $    17.22          58,328
      Issued                                                                                 173,396         22.86          15,300
      Cancelled                                                                              (24,033)        16.12          (1,915)
      Matured or exercised                                                                    (3,238)        16.70         (26,118)
                                                                                         -----------    -----------    -----------
      Balance at end of year                                                                 594,359         18.88          45,595
                                                                                         ===========    ==========     ===========


     The following table summarizes information concerning currently outstanding and exercisable stock options:


                                                                AVERAGE            WEIGHTED                           WEIGHTED
                     RANGE                                     REMAINING            AVERAGE                            AVERAGE
                  OF EXERCISE                 NUMBER          CONTRACTUAL          EXERCISE           NUMBER          EXERCISE
                    PRICES                  OUTSTANDING          LIFE                PRICE          EXERCISABLE         PRICE
     --------------------------------------------------------------------------------------------------------------------------
                $13.50 - $17.00               432,947         7.45 years            $15.00            134,189          $13.50
                $17.00 - $21.00               313,785         6.52 years            $19.09            155,520          $19.09
                $21.00 - $23.73               185,642         6.70 years            $22.99             65,464          $22.88
                                           --------------                                         ---------------
                                              932,374                                                 355,173
                                           ==============                                         ===============


     In addition to the options and the RSUs outstanding, the Company issued 380,000 warrants in the course of the acquisition of Eastern Container Corporation. The warrants awarded give the right to the owner to buy 380,000 common shares of the Company at CAN$10.95/share and the owner has until January 2002 to exercise those warrants.

10.  COMMITMENTS AND CONTINGENCIES

     a)   At December 31, 1999,  the Company had  commitments  for major capital
          expenditures   under  purchase  orders  and  contracts   amounting  to
          approximately $13.5 million.

          Minimum payments in US and Canadian dollars required under operating leases are as follows:

                                                   US $               CAN $
                                               --------------------------------
                                                  (IN THOUSANDS OF DOLLARS)

                          2000                    5,285              1,429
                          2001                    4,794                897
                          2002                    4,436                813
                          2003                    3,496                776
                          2004                    2,614                715
                    Subsequent years              5,282              1,405

               Under the Asset Acquisition Agreement between the Company and Avenor Inc. in June 1994, Avenor Inc. (now Bowater Canada Inc.) has a right of first refusal for a period of 99 years regarding disposition of the Company's private timberlands of approximately 904,020 acres at the rate of 250 acres or more in any one transaction or series of related transactions. Should Bowater Canada Inc. refuse the transaction, it remains entitled to receive from the Company any amount in excess of CAN$25 per acre.

               The Company is involved in various legal actions during the normal course of business. Management of the Company is of the opinion that the total amount of any potential liabilities for which provisions have not already been recorded is not expected to have a material adverse effect on the Company's financial position or its results.

     b) On April 19, 1999, the U.S. Environmental Protection Agency ("EPA") and the Virginia Department of Environmental Quality ("DEQ") each issued a Notice of Violation ("NOV") under the Clean Air Act ("CAA") to the primary mill located in West Point, Virginia (the "Mill"), which was acquired from Chesapeake Corporation ("Chesapeake") in 1997. The Company is part of a group of pulp and paper companies that were served at the same period of time with NOVs by EPA for alleged violations of the Clean Air Act. In general, the NOVs allege that from 1984 to the present, the Mill installed certain equipment and modified certain production processes without obtaining required permits. In the 1997 Purchase Agreement, Chesapeake agreed to indemnify the Company for remediation work resulting from violations of applicable environmental laws (including the CAA) that existed at the Mill as of the date of the Purchase Agreement and as of the May 1997 closing date as to which Chesapeake had "knowledge" as defined in the Purchase Agreement. Chesapeake's maximum indemnification obligation to St. Laurent with respect to such matters is $50 million. While such costs cannot be estimated with certainty at this time, based on presently available information, the Company believes that the cost of remediation work, which represents capital expenditures comprising the engineering, procurement and construction work of Mill modifications (including the installation of air emission controls, etc.) associated with the NOVs may approximate $20 million.

          In addition, a civil monetary penalty may be assessed by EPA and DEQ; however, the costs associated with any such penalty cannot be estimated at this time as the Company and Chesapeake are continuing discussions with EPA and DEQ with respect to such matters. Based upon discussions with EPA and DEQ to date, the Company believes that the total cost of remediation work associated with the NOVs and fines and penalties that may be imposed by EPA and DEQ will not exceed the maximum amount of Chesapeake's obligation. The Company and Chesapeake have agreed to appoint a third party to decide the scope and timing of future remediation work that is the subject of indemnification in the Purchase Agreement. The third party ruled on February 25, 2000 that said extension of the indemnification period has been extended to May 8, 2000, with the possibility of a further extension, on terms that may be determined by the third party. In the interim, the Company and Chesapeake, with the assistance of the third party, under certain conditions, shall work together in attempting to develop and implement a remediation plan, which will provide for a cost-effective resolution of the issues raised by the NOVs. The Company believes that Chesapeake has the financial ability to honor its indemnification obligation under the 1997 Purchase Agreement. The Company is cooperating with Chesapeake to analyze, respond to, and defend against the matters alleged in the NOVs. Based upon an initial review of the NOVs, the Company believes that it has substantial defenses against the alleged violations. The Company and Chesapeake are working with EPA and DEQ to address the matters that are the subject of the NOVs; however, the Company will vigorously defend itself against these allegations, if necessary.

11.  EMPLOYEE PENSION COSTS AND OTHER POST-RETIREMENT BENEFITS

     PENSION COSTS

     Canadian operations

     Defined Benefit Pension Plans

     The Company has a registered pension plan (the St. Laurent Plan) which covers substantially all non-unionized employees. The St. Laurent Plan is a defined benefit plan integrated with the Canada/Quebec Pension Plan, and is funded through Company contributions.

     Most of the unionized employees of the Company are covered by a registered defined benefit plan integrated with the Canada/Quebec Pension Plan, funded through Company and employee contributions. Employee contributions and pension benefits for unionized employees are established pursuant to the collective bargaining agreements in effect with their respective unions.

     Defined Contribution Pension Plans
     Certain unionized and non-unionized employees of the Company are covered by registered defined contribution pension plan.

     Supplementary Executive Retirement Plan (the "SERP")
     The Company also has a SERP pursuant to which additional pension benefits in excess of those that can be provided under St. Laurent Plans may become payable to certain executive officers qualified for participation under the SERP based on their position level.

     United States operations

     Defined Benefit Pension Plans
     The U.S. companies currently maintain two non-contributory defined benefit retirement plans covering substantially all U.S. employees. The plan covering represented U.S. employees generally provides benefits of stated amounts for each year of service or a formula based on years of service and the employee's salary history. The plan covering U.S. salaried and non-represented hourly employees provides benefits of stated amounts for each year of service for most hourly employees and a formula based on years of service and the employee's salary history for salaried employees and certain hourly employees. Salaried employees and certain represented employees are also entitled to supplemental benefits based on service of more than ten years. The funding policy for the qualified plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act and the Internal Revenue Code. The U.S. companies also maintain certain non-qualified pension plans for executives which provide benefits that are based on targeted wage replacement percentages or provide other additional benefits. These non-qualified plans are unfunded.

     401(k) Plans

     The U.S. companies also maintain two 401(k) Plans covering substantially all U.S. employees. Participants are allowed to make voluntary employee contributions on a pre-tax basis which contributions are matched based on the employee's status and workplace.

     The dates of the most recent actuarial valuations for the plans are December 31, 1997 for the Canadian plans and October 1, 1998 for the U.S. plans.

     Contributions to the Company's pension plans are based on the actuarial recommendation for each plan and meet the funding requirements of the regulatory authorities.

     PENSION EXPENSE

     Net pension expense for the defined benefit plans include the following components:



                                                                          1999             1998             1997
                                                                     ---------------------------------------------
                                                                                (IN THOUSANDS OF DOLLARS)
      Service costs - pension benefits earned during
        the year                                                     $     5,647      $     4,809      $     3,069
      Interest costs on projected benefit obligation                      18,754           17,607           15,465
      Actual return on pension fund assets                                (9,757)         (21,733)         (20,543)
      Net amortization, deferrals and others                              (9,222)           2,756            4,937
                                                                     -----------      -----------      -----------
      Net pension expense                                            $     5,422      $     3,439      $     2,928
                                                                     ===========      ===========      ===========

     FUNDED STATUS OF THE PLANS


                                                                   1999                                         1998
                                                             FOR PLANS IN WHICH                          FOR PLANS IN WHICH
                                                       ASSETS EXCEED     BENEFITS EARNED           ASSETS EXCEED   BENEFITS EARNED
                                                      BENEFITS EARNED     EXCEED ASSETS           BENEFITS EARNED  EXCEED ASSETS
                                                      ----------------------------------------------------------------------------
                                                                                (IN THOUSANDS OF DOLLARS)
      Plan assets at fair value                       $    63,955        $   172,737              $    60,187        $   161,373
      Projected benefit obligation                         51,998            195,176                   48,990            177,397
                                                      -----------        -----------              -----------        -----------
      Plan assets in excess of (less than)
        projected benefit obligation                  $    11,957        $   (22,439)             $    11,197        $   (16,024)
                                                      ===========        ===========              ===========        ===========
      The above excess (deficiency) is
           Unamortized net gain (loss)                $    (2,917)       $    15,736             $    (3,082)       $     7,169
           Net asset (obligation) as at
             June 1994, the implementation
             date of the current accounting
             policy                                            --                480                       --                584
           Prior service cost of retroactive
             benefits resulting from plan
             amendments since June 1994                      (452)           (24,126)                      --            (13,118)
                                                      -----------        -----------              -----------        -----------
                                                           (3,369)            (7,910)                  (3,082)            (5,365)
      Prepaid pension cost (liability)                     15,326            (14,529)                  14,279            (10,659)
                                                      -----------        -----------              -----------        -----------
                                                      $    11,957        $   (22,439)             $    11,197        $   (16,024)
                                                      ===========        ===========              ===========        ===========

      The following assumptions were used for the Canadian and U.S. plans:

                                          1999                   1998
         -----------------------------------------------------------------------
             Average rate            CAN         US         CAN         US
         -----------------------------------------------------------------------
             Discount rate          8.25%       7.50%      8.75%       6.75%
             Salary increase        3.50%       4.75%      3.50%       4.75%
             Return on assets       8.25%       9.25%      8.75%       9.25%

     POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

                                                                          1999             1998
                                                                     ----------------------------
                                                                       (IN THOUSANDS OF DOLLARS)
      Costs of post-retirement benefits other than pensions:

         Service costs                                               $       962      $       690
         Interest costs                                                    1,350            1,252
         Amortization of the transitional balance                            131              131
         Actuarial loss                                                        4               --
                                                                     -----------      -----------
      Total                                                          $     2,447      $     2,073
                                                                     ===========      ===========

      Funded status of plans:
         Accumulated obligation for post-retirement
             benefits other than pensions                            $    19,444      $    18,740
                                                                     ===========      ===========

      Unrecognized transitional balance                              $     1,622      $     1,653
      Unrecognized net loss                                                  841            1,775
      Accrual for post-retirement benefits other than pensions            16,981           15,312
                                                                     -----------      -----------
                                                                     $    19,444      $    18,740
                                                                     ===========      ===========

      The assumptions used to measure the obligation for post-retirement benefits other than pensions are as follows:

Average age discount rate                  7.50%
Health care cost trend rate                7.50% in 1999 trending down to a
                                                 rate of 5% in 2003
Effect of a 1% change in the health
   care cost trend rate on post-retirement
   benefits other than pensions:           - Cost                $0.1 million
                                           - Obligation          $0.9 million


      CHANGE IN BENEFITS OBLIGATION

                                                                  PENSION BENEFITS       OTHER POST-RETIREMENT BENEFITS
                                                                1999           1998            1999           1998
                                                           ------------------------------------------------------------
                                                            (IN THOUSANDS OF DOLLARS)      (IN THOUSANDS OF DOLLARS)
      Benefits obligation at beginning of year             $   226,387    $   212,045     $    18,740    $    16,754
        Acquisition                                              5,811             --           1,014             --
        Unrealized foreign exchange loss (gain)                  9,111         (9,887)            131           (145)
        Service costs                                            5,647          4,809             962            690
        Interest costs                                          18,754         17,607           1,350          1,252
        Plan participants' contributions                         1,326          1,159              --             --
        Amendments                                              12,032          4,140              --             --
        Actuarial loss (gain)                                  (18,258)         5,216            (930)         1,054
        Special termination benefits (Note 17)                      --          8,233              --             --
        Benefits paid                                          (13,636)       (16,935)         (1,823)          (865)
                                                           -----------    -----------     -----------    -----------
      Benefits obligation at end of year                   $   247,174    $   226,387     $    19,444    $    18,740
                                                           ===========    ===========     ===========    ===========

     CHANGE IN PLAN ASSETS

                                                                             PENSION BENEFITS
                                                                          1999             1998
                                                                     -----------------------------
                                                                       (IN THOUSANDS OF DOLLARS)
      Fair value of plan assets at beginning of year                 $   221,560      $   221,460
        Acquisition                                                        5,224               --
        Unrealized foreign exchange gain (loss)                            8,601           (9,683)
        Actual return on plan assets                                       9,757           21,733
        Employer contribution                                              3,860            3,826
        Plan participants' contributions                                   1,326            1,159
        Gross benefits paid                                              (13,636)         (16,935)
                                                                     -----------      -----------
      Fair value of plan assets at end of year                       $   236,692      $   221,560
                                                                     ===========      ===========

12.   INTEREST EXPENSE (INCOME), NET AND OTHER INCOME

      INTEREST EXPENSE (INCOME), NET

                                                                          1999             1998             1997
                                                                     ---------------------------------------------
                                                                                (IN THOUSANDS OF DOLLARS)
      Interest on long-term debt                                     $    27,019      $    28,252      $    25,635
      Deferred debt issue expenses written off                                --               --            8,426
      Interest on debt component of convertible debentures                    --               --              260
      Interest income on temporary investments                              (943)          (1,103)          (1,866)
      Interest capitalized on major construction projects                     --               --             (200)
      Other                                                                2,533            2,248            1,505
                                                                     -----------      -----------      -----------
                                                                     $    28,609      $    29,397      $    33,760
                                                                     ===========      ===========      ===========

     Cash payments of interest totaled $27.6 million in 1999 (1998 - $27.1 million; 1997 - $28.4 million).

     OTHER INCOME (EXPENSE), NET



                                                                          1999             1998              1997
                                                                     ----------------------------------------------
                                                                                (IN THOUSANDS OF DOLLARS)
     Gain resulting from the renegotiation
        of fibre supply agreements                                   $     9,500               --                --
     Gain from asset disposals                                             5,094              235               235
     Other                                                                  (802)             262               (22)
                                                                     -----------      -----------      ------------
                                                                     $    13,792      $       497      $        213
                                                                     ===========      ===========      ============

13.  PROVISION FOR (RECOVERY OF) INCOME TAXES

     The composite of the applicable statutory corporate income tax rates in Canada is 39.7% (1998 - 39.3%; 1997 - 41.1%). The following is the reconciliation of income taxes calculated at the above composite statutory rate with the income tax provision:

                                                                          1999              1998              1997
                                                                     ----------------------------------------------
                                                                                (IN THOUSANDS OF DOLLARS)
      Earnings (loss) before income taxes                            $    60,276      $   (30,400)      $   (42,451)
                                                                     -----------      -----------       -----------
      Income taxes (recovery) at the composite statutory rate             23,943          (11,946)          (17,458)
      Manufacturing and processing deduction                              (2,455)             624             2,655
      Large corporations tax                                                 926              714             1,310
      Exchange translation items                                            (515)           3,277             1,054
      Other items                                                            (63)             194               429
                                                                     -----------      -----------       -----------
                                                                     $    21,836      $    (7,137)      $   (12,010)
                                                                     ===========      ===========       ===========

     Payments for income and capital taxes in 1999 amounted to $2.9 million (1998 - payments of $2.5 million; 1997 - payments of $2.6 million).

     The following summarizes the Company's income taxes on earnings of its Canadian and foreign operations:



                                                                  1999             1998             1997
                                                            ---------------------------------------------
                                                                  (IN THOUSANDS OF DOLLARS)
      Canada
         Earnings (loss) before income taxes                $    33,678      $   (16,063)     $   (35,854)
         Income taxes (recovery)
            Current                                                 913              921            1,550
            Future                                               10,352           (2,760)         (11,067)
                                                            -----------    --------------      ----------
                                                                 11,265           (1,839)          (9,517)
                                                            -----------    --------------      ----------
         Net earnings (loss) before
            non-controlling interests                       $    22,413      $   (14,224)     $   (26,337)
                                                            ===========    ==============      ==========

      Foreign

         Earnings (loss) before income taxes                $    26,598      $   (14,337)     $    (6,597)
         Income taxes (recovery)
            Current                                                 544              104               --
            Future                                               10,027           (5,402)          (2,493)
                                                            -----------    --------------      ----------
                                                                 10,571           (5,298)          (2,493)
                                                            -----------    --------------      ----------
         Net earnings (loss) before
            non-controlling interests                       $    16,027      $    (9,039)     $    (4,104)
                                                            ===========    ==============      ==========

      Total

         Earnings (loss) before income taxes                $    60,276      $   (30,400)     $   (42,451)
         Income taxes (recovery)
            Current                                               1,457            1,026            1,550
            Future                                               20,379           (8,163)         (13,560)
                                                            -----------    --------------      ----------
                                                                 21,836           (7,137)         (12,010)
                                                            -----------    --------------      ----------
         Net earnings (loss) before
            non-controlling interests                       $    38,440    $      (23,263)     $  (30,441)
                                                            ===========    ==============      ==========

     Principal components of future income taxes are as follows:


                                                                     1999                           1998
                                                                CANADA   UNITED STATES        CANADA    UNITED STATES
                                                           ----------------------------------------------------------
                                                              (IN THOUSANDS OF DOLLARS)     (IN THOUSANDS OF DOLLARS)
      Future income tax assets
         Operating loss carryforwards                      $     5,031    $    48,004     $    10,423    $    37,870
         Post retirement benefits                                   --          7,107              --          6,958
         Shares issuance costs                                   2,864             --           4,170             --
         Other deductible timing differences                     3,426          4,302           2,128          4,467
                                                           -----------     ----------     -----------    -----------
                                                                11,321         59,413          16,721         49,295
                                                           -----------     ----------     -----------    -----------
      Future income tax liabilities
         Differences between tax bases and
         Post retirement liabilities                                --          4,318              --          4,246
         Other taxable timing differences                        1,388             68           1,910             64
                                                           -----------     ----------     -----------    -----------
                                                                28,036         61,003          23,084         40,858
                                                           -----------     ----------     -----------    -----------
      Net future income tax assets (liabilities)           $   (16,715)    $   (1,590)    $    (6,363)   $     8,437
                                                           ===========     ==========     ===========    ===========

      The tax loss carryforwards expire as follows:

                                  (IN THOUSANDS OF DOLLARS)
                                  2003         :    $  6,800
                                  2004         :       7,400
                                  2010         :         900
                                  2011         :       2,300
                                  2012         :      23,500
                                  2018         :      71,800
                                  2019         :      21,800
                                                    --------
                                                    $134,500
                                                    ========

14.  SHAREHOLDER RIGHTS PLAN

     The Company has a Shareholder Rights Plan which is designed to encourage the fair treatment of all shareholders in connection with any takeover bid for the Company. The Shareholder Rights Plan adopted in 1995 and subject to reconfirmation by the shareholders at every third annual meeting, has been renewed in 1998 and will expire on February 1, 2005.

     The rights issued under the Shareholder Rights Plan become exercisable under certain specific events related to a potential takeover other than a permitted bid. Similar to most of the rights plans implemented in Canada, the Shareholder Rights Plan contemplates a permitted bid concept whereby a takeover bid will not trigger the rights if it meets specified conditions. Should a bid other than a permitted bid be carried out, each right would entitle a rights holder to purchase common shares of the Company at a 50% discount of the market price at the time.

15.  SEGMENTED INFORMATION

     The  Company's   primary  activity  is  the  production  and  marketing  of paperboard and packaging products. The Company's manufacturing and converting facilities are located in Quebec and Ontario, Canada, and in New York, Maryland, Massachusetts, Ohio, North Carolina, Virginia, Wisconsin, South Carolina and New Hampshire, U.S.A. The operating activities are split into two major segments which are the paperboard production and marketing, and the converting operations.

     Primary production includes white top and mottled white linerboard, solid bleached foodboard and linerboard, unbleached kraftliner board, and corrugating medium. Containerboard, consisting of linerboard and corrugating medium, is the principal raw material used in the manufacturing of corrugated containers. Integrated containerboard manufacturers exchange containerboard with other manufacturers to take advantage of freight costs, manufacturing efficiencies and to obtain grade they do not produce.

     The Company owns and operates sixteen converting plants. The converting production consists mainly of corrugated containers, litho-labeled and direct-printed retail packaging, point-of-purchase displays, post-print, specialty packaging products, cupstock, baconboard and liquid packaging. The Company's converting plants consume the equivalent of approximately 37% of the Company's production. Accounting for segment profitability involves use of transfer prices that attempt to approximate current market value.
     Segment profit and assets have been measured in accordance with the Company's accounting policies.

                                                                                           Woodlands,
                                                                                           Solid Wood
                                                                                               and
                                                               Primary                     unallocated
                                  1999                          mills       Converting       amounts         Total
       ------------------------------------------------------------------------------------------------------------
          Net sales to third parties                       $   523,532    $   363,178    $    29,087    $   915,797
          Inter-segment sales                                   90,240             --             --         90,240
                                                           -----------    -----------    -----------    -----------
          Total                                                613,772        363,178         29,087      1,006,037

          EBITDA (i)                                           117,476         21,845          2,795        142,116

          Amortization                                          56,064          8,741          2,218         67,023

          Operating earnings                                    61,412         13,104            577         75,093

          Total assets                                         766,288        310,233         79,022      1,155,543

          Additions to property, plant and equipment            37,251         18,556          1,331         57,138

          Addition to goodwill                                      --         21,630             --         21,630


                                                                                           Woodlands,
                                                                                           Solid Wood
                                                                                               and
                                                               Primary                     unallocated
                                  1998                          mills       Converting       amounts         Total
       ------------------------------------------------------------------------------------------------------------
          Net sales to third parties                       $   478,104    $   296,038    $    17,765    $   791,907
          Inter-segment sales                                   80,354             --             --         80,354
                                                           -----------    -----------    -----------    -----------
          Total                                                558,458        296,038         17,765        872,261

          EBITDA  before restructuring charge (i)               61,300         15,206         (1,620)        74,886

          Amortization                                          54,329          7,391          1,788         63,508

          Operating earnings (loss) before
              restructuring charge                               6,971          7,815         (3,408)        11,378

          Total assets                                         809,947        181,532         58,934      1,050,413

          Additions to property, plant and equipment            33,913         13,129          2,193         49,235

          Addition to goodwill                                      --             --             --             --


     (i) EBITDA: earnings before interest, income taxes, depreciation and amortization.




                                                                                           Woodlands,
                                                                                           Solid Wood
                                                                                               and
                                                               Primary                     unallocated
                                  1997                          mills       Converting       amounts         Total
       ------------------------------------------------------------------------------------------------------------
          Net sales to third parties                       $   363,436    $   220,125    $     6,881    $   590,442
          Inter-segment sales                                   64,727             --             --         64,727
                                                           -----------    -----------    -----------    -----------
          Total                                                428,163        220,125          6,881        655,169

          EBITDA (i)                                            29,812         14,432         (5,527)        38,717

          Amortization                                          39,696          6,466          1,459         47,621

          Operating earnings (loss)                             (9,884)         7,966         (6,986)        (8,904)

          Identifiable assets                                  844,388        176,792         59,741      1,080,921

          Additions to property, plant and equipment            21,388         19,113          3,537         44,038

          Addition to goodwill                                      --             --            702            702


     Starting in July 1998, corporate expenses were allocated to the primary mills and converting segments.

     (i) EBITDA: earnings before interest, income taxes, depreciation and amortization.

     The operations and assets of the Company by geographic area are as follows:


                                                                 1999              1998             1997
                                                           ------------------------------------------------
                                                                         (IN THOUSANDS OF DOLLARS)
     Sales to third parties
          From Canada
              Within Canada                                $     137,174     $     120,620    $     130,367
              To the United States                               208,086           151,903          125,206
              Other                                               29,222            45,583           45,296
                                                           -------------     -------------    -------------
                                                                 374,482           318,106          300,869
          From the United States                                541,315           473,801          289,573
                                                           -------------     -------------    -------------
                                                           $     915,797     $     791,907    $     590,442
                                                           =============     =============    =============

     Intercompany sales between geographic areas (A)
          From Canada                                      $      19,582    $        9,723    $       4,845
          From the United States                                   1,215             2,078            1,092
                                                           -------------     -------------    -------------
                                                           $      20,797     $      11,801    $       5,937
                                                           =============     =============    =============

     Operating earnings (loss)
          Canada                                           $      40,967     $      (4,213)   $     (22,975)
          United States                                           34,126             2,713           14,071
                                                           -------------     -------------    -------------
                                                           $      75,093     $      (1,500)   $      (8,904)
                                                           =============     =============    =============

     Total assets (B)
          Canada                                           $     438,551     $     441,710    $     468,865
          United States                                          716,992           608,703          612,056
                                                           -------------     -------------    -------------
                                                           $   1,155,543     $   1,050,413    $   1,080,921
                                                           =============     =============    =============


                                                                  1999             1998             1997
                                                           ------------------------------------------------
                                                                         (IN THOUSANDS OF DOLLARS)
     Property, plant, equipment and goodwill
          Canada                                           $     325,249     $     320,371    $     316,170
          United States                                          531,969           475,512          491,901
                                                           -------------     -------------    -------------
                                                           $     857,218     $     795,883    $     808,071
                                                           =============     =============    =============

     (A)  Intercompany sales reflect transfer prices at market value.

     (B)  Total assets are those which are directly  used in  geographic areas.

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     Since substantially all of the Company's revenues are denominated in US dollars and a portion of the operating costs are incurred in Canadian dollars, the Company has a hedging program to manage its foreign exchange exposure on future purchases of services and products denominated in Canadian dollars. The Company does not use derivative financial instruments for trading or speculative purposes. At December 31, the Company had entered into various forward contracts and options for the purchase of Canadian dollars as follows (amounts in parentheses represent losses):


                                          1999                                      1998
                        --------------------------------------------------------------------------------
                                         AVERAGE                                   AVERAGE
                                        EXCHANGE                                  EXCHANGE
                           NOMINAL        RATE          FAIR         NOMINAL        RATE          FAIR
                           AMOUNT       US$/CAN$        VALUE        AMOUNT       US$/CA$N$       VALUE
                                                       (IN THOUSANDS OF DOLLARS)
          1999          $       --    $       --    $       --    $   77,000    $   0.7125    $   (7,422)
          2000             108,000        0.6950           150        84,000        0.7001        (5,493)
          2001              76,000        0.6920           919        56,000        0.7027        (3,776)
          2002              21,000        0.6972           208        15,000        0.7068        (1,074)
                        $  205,000                  $    1,277    $  232,000                  $  (17,765)


     The fair value of these forward contracts and options reflects the estimated amounts that the Company would receive or (pay) to terminate the contracts at the year-end date. The unrealized gains and losses on open contracts are equal to the fair value as indicated above.

     INTEREST RATE RISK MANAGEMENT
     Cash and temporary investments bear interest at floating rates. Accounts receivable, accounts payable and accrued liabilities are non-interest bearing.

     The Company enters into interest rate swap agreements to reduce exposure to interest rate fluctuations on its long-term debt. Payments made under these agreements are accounted for as adjustments to interest expense.

     At December 31, 1999, the Company has entered into interest rate swap agreements with financial institutions to pay fixed rates on a notional amount of US$55 million at a rate of 5.97%. These agreements expire in 2003. The fair value of these financial instruments as of December 31, 1999 represents an unrealized gain of $1.5 million.

     SELLING PRICES RISK MANAGEMENT
     The Company enters into cash-settled swap agreements with financial institutions to receive fixed prices on notional amounts of 26 lb.
     semichemical corrugating medium and 42 lb. unbleached kraftliner. At December 31, 1999, the Company had entered into swap agreements for 37,500 tons of corrugating medium and 18,000 tons of unbleached kraftliner. These agreements expire in 2000 and 2001. The fair value of these financial instruments as of December 31, 1999 represents an unrealized loss of $1.6 million.

     RECYCLED FIBRE RISK MANAGEMENT
     The Company enters into cash-settled swap agreements with financial institutions to pay fixed prices on notional amounts of old corrugated container. At December 31, 1999, the Company had entered into swap agreements for 48,000 tons of old corrugated container. These agreements expire in 2001. The fair market value of these instruments as of December 31, 1999 represents an unrealized loss of $0.3 million.

     CREDIT RISK MANAGEMENT
     The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company's credit policies include the analysis of the financial position of its customers and the regular review of their credit limits. In some cases, the Company requires bank letters of credit or subscribes to credit insurance. The Company does not have significant exposure to any individual customer or counterpart and has not incurred significant bad debt expenses in the last three years.

     The Company minimizes its credit exposure to counterparties in the derivative financial instrument transactions by entering into contracts only with highly rated financial institutions and by distributing the transactions among several selected financial institutions. Although the Company's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the derivative instruments should be offset by changes in the valuation of the underlying items being hedged.

     FAIR VALUE OF FINANCIAL INSTRUMENTS
     Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings using the present value of expected cash flows.

     Short-term financial instruments included in the consolidated balance sheet are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments; these include cash and temporary investments, accounts receivable, bank indebtedness and accounts payable and accrued liabilities.

     The fair value of the Company's other financial instruments and their carrying amount are as follows:


                                                                 1999                        1998
                                                     ---------------------------------------------------
                                                       CARRYING        FAIR        CARRYING        FAIR
                                                        AMOUNT         VALUE        AMOUNT         VALUE
                                                                    (IN THOUSANDS OF DOLLARS)
      Secured term loan                              $  224,250    $  224,250    $  230,000    $  230,000
      Senior secured notes                              125,000       130,845       125,000       135,588
      Eastern Container Corporation term loan            22,500        22,500            --            --
      Industrial development revenue bonds                4,760         4,760         4,880         4,880
      Note payable                                        8,000         8,000            --            --
      Note payable to Abitibi-Consolidated Inc.              --            --         2,389         2,389


17.  RESTRUCTURING CHARGE

     In 1998, the Company completed a major restructuring of its West Point mill. As a result, the market pulp machine was permanently shut down as well as a chip mill. With this process, the Company has offered an enhanced early retirement package to a certain number of eligible employees, including severance payments and extended health benefits. The Company has renegotiated the expiry date of the collective agreement extending it from 2001 to 2008. The cost related to the restructuring was incurred in 1998.

18.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not yet possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which conform in all material respects with generally accepted accounting principles in the United States, except as set forth below.

     A) RECONCILIATION OF EARNINGS AND BALANCE SHEET TO U.S. GAAP

        EARNINGS ADJUSTMENTS

                                                                 1999             1998             1997
                                                           -----------------------------------------------
                                                                        (IN THOUSANDS OF DOLLARS)
         Net earnings (loss) in accordance with
            Canadian GAAP                                  $      38,337    $     (23,263)   $     (30,441)
                                                           =============    =============    =============
         Adjustments:

         Pension expense (1)                               $        (933)   $        (722)   $        (414)
         Unrealized exchange loss on long-term debt (2)              381              237              527
         Interest on equity component of convertible
         RSU/stock options (4)                                      (804)            (798)            (785)
         Future income taxes (5)                                      --             (394)             394
         Deferred start-up costs (6)                                (455)           2,180              (75)
         Change in reporting currency (7)                             --               --             (508)
         Write-off of debt issue expenses (9)                         --               --            8,426
         Income tax impact of the above adjustments                  458             (481)          (1,444)
                                                           -------------    -------------    -------------
                                                           $      (1,353)   $          22    $       1,331
                                                           -------------    -------------    -------------
         Net earnings (loss) in accordance with
            U.S. GAAP before extraordinary item            $      36,984    $     (23,241)   $     (29,110)
         Extraordinary item (net of tax)                   -------------    -------------    -------------

         Net earnings (loss)                               $      36,984    $     (28,886)   $     (29,110)
                                                           =============    =============    =============


         Net earnings (loss) per common share
         Extraordinary item (net of tax)                              --            (0.12)              --
                                                           -------------    -------------    -------------
         Net earnings (loss) per common share - basic      $        0.75    $       (0.59)   $       (0.85)
                                                           =============    =============    =============

         Net earnings (loss) per common share -
            fully diluted (10)                             $        0.75    $       (0.59)   $       (0.85)
                                                           =============    =============    =============

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

          STATEMENT OF COMPREHENSIVE INCOME

                                                           1999             1998               1997
                                                     ------------------------------------------------
                                                                (IN THOUSANDS OF DOLLARS)
          Net earning (loss)                         $      36,984    $     (28,886)    $     (29,110)
          Other comprehensive income, net of tax
            Minimum pension liability                        1,882           (1,995)            3,131
                                                     -------------    -------------     -------------
          Comprehensive income (loss)                $      38,866    $     (30,881)    $     (25,979)
                                                     =============    =============     =============


          CONSOLIDATED BALANCE SHEET ADJUSTMENTS

                                                                1999                              1998
                                                     CAN. GAAP        U.S. GAAP        CAN. GAAP        U.S. GAAP
                                                  ----------------------------------------------------------------
                                                                      (IN THOUSANDS OF DOLLARS)
          Working capital                         $     114,184    $     114,184    $     131,533    $     131,533
          Property, plant and equipment                 816,879          816,879          775,960          775,960
          Future income taxes (1,6)                          --               --            8,437            8,437
          Other assets (1,2,6,8)                         74,237           77,051           50,270           57,483
                                                  -------------    -------------    -------------    -------------
                                                  $   1,005,300    $   1,008,114    $     966,200    $     973,413
                                                  =============    =============    =============    =============

          Long-term debt                          $     338,206    $     338,206    $     356,455    $     356,455
          Future income taxes (1,6)                      18,305           16,018            6,363            3,607
          Other liabilities (1)                          32,804           46,528           27,271           47,310
          Shareholders' equity (1,2,4,6,8)              615,985          607,362          576,111          566,041
                                                  -------------    -------------    -------------    -------------
                                                  $   1,005,300    $   1,008,114    $     966,200    $     973,413
                                                  =============    =============    =============    =============


          (1) Accounting for pension costs under U.S. GAAP differs from Canadian GAAP principally with respect to the choice of the discount rate used to calculate the projected benefit obligation and to the valuation of assets and related effects on pension expense. In addition, under U.S. GAAP, the Company would have recorded an additional minimum liability for underfunded plans representing the excess of the accumulated benefit obligation over the pension plan assets, less the pension liability already recognized and the net unamortized prior service cost. Under U.S. GAAP, the additional minimum liability at December 31, 1999 of $12.1 million (1998 - $19.3 million) would be accounted for and offset by an intangible asset of $11.4 million (1998 - $15.9 million) and a component of accumulated other comprehensive income of $0.5 million (1998 - $2.3 million), net of a tax benefit of $0.2 million (1998 - $1.1 million).

          (2) Unrealized exchange gains and losses arising on the translation, at exchange rates prevailing on the balance sheet date, of long-term debt repayable in a foreign currency are deferred and amortized over the remaining life of the related debt. Under U.S. GAAP, such exchange gains and losses are included in earnings.

          (3) Under Canadian GAAP, the interest expense related to the debt component of the convertible debenture is charged to net earnings and the interest expense related to the equity component of the convertible debentures, net of income taxes, is charged to retained earnings. Under U.S. GAAP, the interest related to the principal amount of the convertible debentures is charged to earnings.

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

          (4) Under U.S. GAAP, the Company had elected in 1995 to measure compensation costs related to awards of RSUs and stock options using the fair value based method of accounting as recommended under FASB Statement 123. The recognition provision has not been applied to awards granted in 1994. The fair value of options granted was estimated using the Black-Scholes options pricing model, taking into account an interest risk-free rate of 6% in 1999 (6% in 1998; 7% in 1997), an expected volatility of 25% and an expected life of four years. The weighted average grant date fair value of options granted during the year was $3.39: (1998 - $3.42 and 1997 - $5.28). The expected rate of cancellation of options and RSUs is estimated at 5% and 6.5% respectively per year. The cost related to the RSUs, which is amortized over a period of three years, is based on the market value of the Company's shares as of the grant date, which was $12.30 in 1998 (1997 - $15.08). The program was terminated in 1998. No RSUs were granted in 1999.

          (5) Under Canadian GAAP, future income taxes were, until 1997, considered as non-monetary elements and were therefore translated into US dollars using historical exchange rates. Under U.S. GAAP, future income taxes were considered as monetary elements and were, therefore, translated into US dollars using the exchange rate in effect at the end of the year. In 1998, the Company adopted the new Canadian accounting for income taxes approved by CICA, which had the effect of considering future income taxes as monetary items; therefore, there is no difference in the measurement of future income taxes at the end of December 1998 and 1999.

          (6)  Under  Canadian   GAAP,   start-up  costs  can  be  deferred  and
               amortized. Under U.S. GAAP, such costs are charged to earnings as incurred.

          (7) As mentioned in Note 2, the Company has adopted, in 1997, the US dollar as its reporting and functional currency. Under Canadian GAAP, prior years' financial statements are presented in US dollars in accordance with a translation of convenience method using the closing exchange rate at December 31, 1996 of US$0.73 per CAN$1.00. Under U.S. GAAP, prior years' financial statements are translated according to the current rate method using the year-end rate or the rate in effect at the transaction dates, as appropriate.

          (8)  Under U.S.  GAAP,  advances  to  officers  and  managers  for the
               purchase  of  shares  of  the  Company  must  be  deducted   from
               shareholders' equity.

          (9) Under U.S. GAAP, the write-off (Note 12) of unamortized debt issue expense was recognized when the debt was extinguished in 1998.

          (10) Under U.S. GAAP, the effect of potential conversion is calculated using the treasury stock method for options and warrants. Under the treasury stock method, earnings per share are calculated as if options and warrants were exercised at the beginning of the year and as if the funds were used to purchase the Company's stock in the market. Under Canadian GAAP, the funds theoretically received on conversion are assumed to earn an appropriate rate of return.

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

     B)   SUPPLEMENTARY DISCLOSURES UNDER U.S. GAAP

          1.   ACCOUNTS RECEIVABLE

                                                      1999             1998
                                                --------------------------------
                                                   (IN THOUSANDS OF DOLLARS)
               Trade receivable                 $     112,380    $      94,189
               Other                                   13,038            2,856
                                                -------------    -------------
                                                      125,418           97,045
               Less:  Allowance
                 for doubtful accounts                 (1,139)          (1,150)
                                                -------------    -------------
                                                $     124,279    $      95,895
                                                =============    =============


          2.   ACCOUNTS PAYABLE AND ACCRUED CHARGES

                                                      1999             1998
                                                --------------------------------
                                                   (IN THOUSANDS OF DOLLARS)
               Trade payable                    $      67,781    $      41,136
               Accrued vacation pay and
                 payroll deduction                     13,387            9,068
               Other                                   21,678           21,908
                                                -------------    -------------
                                                $     102,846    $      72,112
                                                =============    =============


          3.   OPERATING LEASES

               Operating lease expenses amounted to $7.4 million in 1999 (1998 - $6.6 million; 1997 - $4.7 million).

          4.   SUPPLEMENTARY INFORMATION TO CONSOLIDATED STATEMENT OF CASH FLOWS

               Under US GAAP, bank indebtedness is considered as a financing activity and is reported as such in the statement of cash flows.

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

          5.   PRO FORMA STATEMENT OF EARNINGS DATA (UNAUDITED)

               The following unaudited pro forma statement of earnings data assume that the acquisitions discussed in Note 3 occurred as at January 1, 1998. The unaudited pro forma statement of earnings data were prepared based upon the historical consolidated statements of earnings of the Company for the years ended December 31, 1999 and 1998, on the statements of earnings of the businesses acquired for the year ended December 31, 1998 and for the period from January 1, 1999 to the date of their respective acquisition. The statements of earnings of the businesses acquired have been adjusted to bring accounting policies for amortization of property, plant and equipment and inventory valuation in line with those of the Company. The unaudited pro forma data are not necessarily indicative of the combined results of operations of the Company and the businesses acquired that would have resulted had the transactions occurred on the date previously indicated, nor is it necessarily indicative of future operating results of the Company.

               Pro forma statement of earnings data

                                                      1999             1998
                                               ---------------------------------
                                                (IN THOUSANDS OF DOLLAR, EXCEPT
                                                      PER SHARE AMOUNTS)
               Net sales                       $    1,049,161     $    950,830
               Net earnings (loss)                     39,475          (26,213)
               Net earnings (loss) per share             0.80            (0.53)


          6.   PENDING ACCOUNTING STANDARD

               In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which standardized the accounting for all derivatives. This standard will be effective for fiscal years beginning after June 15, 2000. Management has not yet determined the impact of this new Standard.

               In March 1999, the Canadian Institute of Chartered Accountants ("CICA") released new accounting rules regarding employee future benefits under section 3461 of the CICA Handbook. The new accounting standards will be applicable in fiscal year 2000. Management has not yet determined if the new rules will be applied retroactively or prospectively as permitted under section 3461. If the new rules are applied retroactively, the benefit liability will increase by approximately $31 million and retained earnings will decrease by approximately $21 million net of income taxes.

          20.  SUBSEQUENT EVENT

               On February 23, 2000, Smurfit-Stone Container Corporation ("SSCC") and the Company entered into a pre-merger agreement pursuant to which SSCC has agreed to acquire all of the issued and outstanding shares of the Company for a per share consideration of $12.50 and one-half share of SSCC. In certain circumstances, including in the event that the Company receives a superior proposal and the Board of Directors of the Company withdraws its support for the SSCC offer, SSCC will be entitled to a $30 million break fee. Subject to obtaining shareholders and regulatory approvals, the SSCC transaction is scheduled to close towards the end of the second quarter.

          21.  COMPARATIVE AMOUNTS

               Certain comparative amounts have been restated to comply with the current year's presentation.

Historical Summary
(in thousands of US dollars, except for amounts per share)

------------------------------------------------------------------------------------------------------------------------------------
                                                          1999         1998          1997         1996         1995         1994
------------------------------------------------------------------------------------------------------------------------------------
Financial Results
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                915,797      791,907       590,442      309,280      326,090      159,089
------------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                            711,030      665,102       509,162      258,826      215,732      121,717
------------------------------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                                 75,093       (1,500)      (8,904)        5,327       81,168       19,902
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) attributable to common shares         38,337      (23,263)     (33,535)       (5,400)      52,764       11,203
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) operations                    144,960       35,399       (4,706)      (29,223)      81,635       34,755
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Financial Position
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                           1,155,543    1,050,413    1,080,921       488,031      373,867       282,752
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                           338,206      356,455      368,543       139,353        7,368        13,617
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                     615,985      576,111      597,600       273,274      269,122       207,451
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Investing Activities
------------------------------------------------------------------------------------------------------------------------------------
Business Acquisitions                                    (70,415)        -        (506,353)      (52,955)        -         (143,064)
------------------------------------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment               (57,138)     (49,235)     (44,038)      (48,182)    (157,433)      (25,867)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Ratio
------------------------------------------------------------------------------------------------------------------------------------
Debt-to-total-capitalization ratio                           38%       39%            37%           34%          6%            N/A
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Per Common Share
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                         0.78        (0.47)       (0.98)        (0.41)        3.99          0.86
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) operations                       2.94         0.72        (0.14)        (2.20)        6.18          2.64
------------------------------------------------------------------------------------------------------------------------------------
Year-end book value                                        12.49        11.73        12.19         20.53        20.32         15.74
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of outstanding common shares      49,328       49,124       34,384        13,282       13,212        13,167
(in thousands)
------------------------------------------------------------------------------------------------------------------------------------

GLOSSARY

AOX (adsorbable organic halides): Measurement of a mixture of chlorinated compounds in the water effluent produced at bleaching plants.

Bacon board: Single-ply or laminated grease-resistant board used to wrap bacon or other fatty-type meats.

Basis weight: Measure of paper thickness and weight per unit area of paperboard, for example, grams per square metre or pounds per thousand square feet.

BOD (biochemical oxygen demand): Method of determining the effect of organic material in effluent on receiving waters, by measuring the consumption of oxygen. Oxygen is required by aquatic life.

Closed-loop effluent system: System allowing the re-use and recycling of process water. The suspended and biological solids are either recycled internally or disposed of by landfill or incineration.

Containerboard: Combination of linerboard and corrugating medium used primarily in the manufacture of corrugated containers.

Corrugating medium: Sheet manufactured primarily from hardwood chips or recycled paperboard used as the middle layer of corrugated sheets.

Effluent: Residue-bearing water from manufacturing processes discharged into bodies of water.

Featherweight: Corrugating medium of very small weight-to-bulk ratio, ranging from 10 to 17 lb/msf, used increasingly in the microfluted packaging markets.

Fluting: A series of connected arches or ripples in a corrugating medium sheet that provide rigidity and strength.

GrafXflutTM: One of the thinnest and lightest corrugated substrates in the world, it provides significantly improved strength-to-weight ratios.

Hectare:  10,000 square metres or 2.471 acres.

Incidence rate: Measure of safety performance based on injuries with lost time and appropriate work. A 2.0 incidence rate means that no more than 2% of workers had such injuries during the year.

Liquid packaging board: Coated board used for the packaging of liquid foods, such as milk or juice.

Linerboard: Type of paperboard used to line or face both sides of a corrugated sheet and generally made of kraft pulp or recycled pulp.

Market pulp: Portion of pulp production available for sale.

Metric tonne: Unit of measure corresponding to 1.1023 short ton.

Microfluting: Process producing rippled middle layers of corrugated board of small caliper, generally D, E, F and N-Flutes.

MSF: Thousands of square feet.

NSSC: Neutral-sulfite, semi-chemical pulp produced by cooking in a neutral sulfite solution.

Paperboard: Grades of paper used in the manufacture of corrugated containers, boxes and cartons.

Printability: Measure of the ease with which paperboard can be printed to high quality standards with the least amount of spoilage.

Short Ton: Unit of measure equal to 1.1023 metric tonne

Solid bleached foodboard: Boxboard made from white bleached sulfate pulp and used in coated or uncoated form to manufacture containers for the food service industry, such as milk cartons, ice-cream cartons and paper cups.

Solid bleached linerboard: Linerboard produced exclusively from bleached sulfate pulp.

Shareholder value added (SVA): Financial assessment and management tool that compares the cash earnings of a business to the cash investment required to produce these earnings. It is calculated by taking the net operating profit after taxes (NOPAT) and subtracting from it the cost of capital employed, obtained by multiplying the capital employed by the required rate of return.

TRS (total reduced sulphur): Sulphur compounds produced in the kraft pulping process which are then emitted in a vapour, often associated with odours.

TSS (total suspended solids): Finely dispersed solid material in effluents; low concentrations are desirable.

White top linerboard: Linerboard which combines a layer of unbleached pulp and a layer of bleached pulp, making it brown on one side and white on the other. The layers are not glued together but are formed on the paper machine during the forming process. White top linerboard has varying degrees of whiteness on the white side and is sometimes mottled on the white side. In the United States, white top linerboard is generally referred to as mottled linerboard.

Yield: Calculation of the efficiency of a production process expressed as a ratio of the product produced divided by the amount of incoming raw material. A yield of 50% indicates that only one half of the raw material becomes part of the final product.

                        STATEMENT OF CORPORATE GOVERNANCE

The Board of Directors of the Company believes that sound corporate governance practices are important and the Board has been proactive in adopting effective corporate governance practices. In July 1995, the Corporate Governance and Nominating Committee was established with responsibility for the review on a continuing basis of the operation of the Board of Directors and fulfillment of its legal duties, in the context of the Corporate Governance Guidelines of The Toronto Stock Exchange.

A description of the Company's corporate governance practices is set out in matrix form and attached to this Annual Report as Appendix 1. This disclosure statement has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board of Directors. The Company is aligned with the guidelines adopted by The Toronto Stock Exchange.

                                   APPENDIX 1

     ST. LAURENT PAPERBOARD INC. ALIGNMENT WITH CORPORATE GOVERNANCE
                                   GUIDELINES

                             Does the
Corporate Governance         Company
Guideline                     Align?                  Comments
--------------------------  --------- ------------------------------------------

1.   Board should             Yes     The Board recognizes that,  under the law,
     explicitly assume                it is responsible  for the  stewardship of
     responsibility for               the Company, meaning that it  oversees the
     stewardship of the               conduct  of  the  Company's  business  and
     Company, and                     supervises the  executive   management  of
     specifically for:                the  Company  which is responsible for the
                                      conduct of the business.

     a. adoption of a         Yes     The  Board's  duties  include  review  and
        strategic                     approval of a  long-term  strategic  plan,
        planning process              the annual budget and  capital plan, which
                                      are prepared by management.

     b. identification        Yes     The Board's  duties  include the review of
        of principal                  overall   business   risks   and   of  the
        risks, and                    Company's   practices   and  policies  for
        implementing                  dealing with these risks.
        risk managing
        systems
                                      The   Environment,   Health   and   Safety
                                      Committee  of the  Board of  Directors  is
                                      charged with  assessing the major areas of
                                      environmental    risks    and    potential
                                      liability in the Company's activities.  It
                                      reviews   the   Company's    environmental
                                      compliance,    prevention   programs   and
                                      performance.  In addition,  this Committee
                                      is charged with  reviewing  the  Company's
                                      compliance  and  prevention   programs  in
                                      connection   with  workplace   health  and
                                      safety.

     c. succession            Yes     The Board determines  matters of corporate
        planning and                  policy, assesses management's execution of
        monitoring                    these policies  and  reviews  the  results
        senior management             obtained.

                                      The     Human     Resources,    Management
                                      Development and Compensation Committee's mandate includes reviewing the Company's succession planning for senior officers.

      d. communications       Yes     The   Board   has   adopted   a  corporate
         policy                       communications policy.

                                      The  Company has a  shareholder  relations
                                      process   to   respond   to    shareholder
                                      questions and concerns. All communications
                                      from  shareholders  are  referred  to  the
                                      appropriate    corporate    officer    for
                                      response,    consideration    or   action.
                                      Management  promptly advises the Board, if
                                      any  significant   issues  are  raised  by
                                      shareholders.  In  addition,  the  Company
                                      communicates    with   its   shareholders,
                                      securities    analysts   and   the   media
                                      regularly on  developments in its business
                                      and  results,  through the annual  report,
                                      quarterly financial statements and reports
                                      to   shareholders,   press   releases  and
                                      material change reports, when needed.

      e. integrity of         Yes     The Board's  duties include the assessment
         internal                     of the integrity of the Company's internal
         control and                  controls and information systems.
         management
         information
         systems

2.    Majority of             Yes     The    Company    has   no    "significant
      directors should                shareholder",  within  the  meaning of the
      be "unrelated"                  Guidelines.   The  Board of  Directors  is
      (independent of                 composed  of ten  members,  of which  J.J.
      management and                  Gurandiano, J.O. Low and J. Turmel are the
      free from                       only members who are  related.  The  Board
      conflicting                     of Directors  believes  that,  except  for
      interest) to the                those  three  members,  all of its current
      Company and the                 Board members are "unrelated".
      Company's
      significant
      shareholder, if any

3.    Disclose for each       Yes     J.J.          related - is President
      director whether                Gurandiano              and CEO of
      he is related, and                                      the Company
      how that
      conclusion was
      reached                         J.O. Low      related - is a managing
                                                              director of
                                                              one of the
                                                              Company's
                                                              investment
                                                              bankers

                                      J. Turmel     related - is a senior
                                                              executive
                                                              of one of
                                                              the Company's
                                                              bankers

                                      R.R. Pinard     unrelated
                                      B.S. Halsey     unrelated
                                      R. Lacroix      unrelated
                                      J. LeBoutillier unrelated
                                      G.F. Michals    unrelated
                                      E.J. Rice       unrelated
                                      J.H. Wright     unrelated

4.    a. Appoint a            Yes     The  mandate of  the Corporate  Governance
         Committee of                 and    Nominating    Committee    includes
         directors                    evaluating,    considering   and    making
         responsible for              representations to the Board of  Directors
         proposing to                 with respect to candidates for  nomination
         the full Board               as  new Board  members and  evaluating and
         new nominees to              recommending  nominees for  all committees
         the Board and                of the Board  of Directors.  The Committee
         for assessing                evaluates    periodically    the   overall
         directors on an              performance of the  Board of Directors and
         ongoing basis                the    performance   of   the   individual
                                      directors.

      b. Composed             Yes     The  Corporate  Governance and  Nominating
         exclusively of               Committee  is  composed of  three  outside
         outside                      directors, two of whom are  unrelated, and
         (non-management)             of  the  President  and  Chief   Executive
         directors, the               Officer  of the  Company  who serves as an
         majority of                  "ex officio",  non-voting  member,  except
         whom are                     for  those   meetings  of   the  Committee
         unrelated                    organized by the Chairman of the Committee
                                      for the outside directors only.

5.    Implement a             Yes     The  Corporate  Governance  and Nominating
      process for                     Committee   of  the  Board   of  Directors
      assessing the                   evaluates    periodically   the    overall
      effectiveness of                performance of the Board of Directors  and
      the Board, its                  the performance of the individual
      Committees and                  directors.
      individual
      directors

6.    Provide                 Yes     The Corporate   Governance  and Nominating
      orientation and                 Committee  of the  Board of  Directors has
      education programs              adopted   an  orientation   and  education
      for new directors               program for new  directors  consisting  of
                                      formal presentations on  the  Company  and
                                      the  industry in  which it operates  and a
                                      tour   of    certain   of   the  Company's
                                      facilities.


7.    Consider reducing       Yes     The Board of Directors of the  Company has
      size of Board,                  considered  this issue and is  of the view
      with a view to                  that  its  size and  composition  are well
      improving                       suited  to  the   circumstances   of   the
      effectiveness                   Company  and  allow  for   the   efficient
                                      functioning   of     the    Board   as   a
                                      decision-making body.

8.    Board should            Yes     The     Human    Resources,     Management
      review                          Development and  Compensation Committee of
      compensation of                 the  Board of  Directors reviews  annually
      directors in light              compensation    policies    for    outside
      of risks and                    directors and members of committees of the
      responsibilities                Board who are outside directors.

9.    Committees of the       Yes     The Audit  Committee  is  composed of four
      Board should                    outside   directors,  three  of  whom  are
      generally be                    unrelated  and one of whom is related.
      composed of
      outside
      (non-management)                The    Human     Resources,   Management
      directors, a                    Development and  Compensation Committee is
      majority of whom                composed of four outside directors,  three
      are unrelated                   of  whom   are   unrelated,  and   of  the
      directors                       President  and  CEO  of  the  Company  who
                                      serves  as  an  "ex officio",   non-voting
                                      member,  providing  advice  and counsel to
                                      the   Committee   except   when    matters
                                      pertaining  to his  office  are discussed.
                                      This   Committee    reviews   the    total
                                      compensation, and the performance of the officers appointed by the Board, as well as the Company's succession planning for senior officers.

                                      The  Pension  Fund  Review   Committee  is
                                      composed of four outside directors,  three
                                      of whom are  unrelated  and one of whom is
                                      related.  This Committee assists the Board
                                      of   Directors   in   carrying   out   its
                                      responsibilities   with   respect  to  the
                                      various pension funds of the Company. More
                                      particularly,    this   Committee    makes
                                      recommendations  to the Board with respect
                                      to the appointment of outside professional
                                      advisors,  including pension fund managers
                                      and  actuaries,  for the  various  pension
                                      funds  of  the  Company.   As  well,  this
                                      Committee advises the Board on appropriate
                                      investment   guidelines  for  the  pension
                                      funds  of the  Company  and  receives  and
                                      analyses   reports  as  to  conformity  of
                                      various portfolios with such guidelines.

                                      The   Environment,   Health   and   Safety
                                      Committee is composed of three outside unrelated directors and of the President and CEO of the Company who serves as an "ex officio" member of this Committee.

                                      The Corporate  Governance  and  Nominating
                                      Committee is composed of three outside directors, two of whom are unrelated, and of the President and CEO of the Company who serves as an "ex officio", non-voting member, except for those meetings of the Committee organized by the Chairman of the Committee for the outside directors only.

10.   Board should            Yes     The   Corporate  Governance and Nominating
       expressly assume               Committee  of the  Board of  Directors  is
       responsibility                 responsible for developing and  monitoring
       for, or assign to              the  Company's   approach  to   governance
       a committee the                issues and for the  Company's response  to
       general                        the  TSE's  governance guidelines.
       responsibility
       for, approach to
       corporate
       governance issues

11.   a.    Define            Yes     In  general, all matters of policy and all
         limits to                    actions   proposed   to  be  taken  by the
         management's                 Company  which  are  not  in  the ordinary
         responsibilities             course  of  its operations  require  prior
         by developing                approval of the  Board   or  of  a   Board
         mandates for:                committee to which approval  authority has
                                      been   delegated   by   the   Board.    In
                                      particular,   the   Board   approves   the
                                      appointment of all executive officers, the
                                      long-term   strategic   plan,  the  annual
                                      budget and capital plan and individual capital expenditures in excess of $1.5 million.

      (i) the Board           Yes     Performance  by the Company  against the
                                      plans  described  hereinafter  is reviewed
                                      quarterly  by the  Board of Directors  and
                                      the  performance  of   the  President  and
                                      Chief Executive Officer, and management, is assessed against the achievement of these plans.

      (ii)  the CEO           Yes     The President and Chief Executive Officer,
                                      with the rest of management  placed  under
                                      his direct supervision,  is  charged  with
                                      the  implementation   of   the   long-term
                                      strategic  plan, and of the  annual budget
                                      and  capital  plan  which are  prepared by
                                      management and  reviewed and  approved  by
                                      the   Board  of Directors.

      b. Board should         Yes     The said  long-term strategic plan, annual
         approve CEO's                budget,  capital plan as well as the CEO's
         corporate                    key  performance factors  are  approved by
         objectives                   the Board of Directors.

12.   Establish               Yes     The Board of Directors of the  Company has
      procedures to                   a separate,  non-executive  Chairman  and
      enable the Board                only   one   directors   out   of  ten  is
      to function                     management-related.  At  meetings  of  the
      independently of                Board of  Directors  and Board committees,
      management                      the  opportunity   is  given   to  outside
                                      directors to meet independently without any representative of management being present.

13.   a. Establish an         Yes     The Audit  Committee  is  charged  by  the
         Audit Committee              Board of  Directors with the review of the
         with a                       annual and  quarterly financial statements
         specifically                 of the Company, as  well  as  management's
         defined mandate              discussion   and  analysis   before  their
                                      approval  by the  Board of  Directors  and
                                      their  dissemination to shareholders.  The
                                      Committee also monitors the  effectiveness
                                      of the  internal  control  procedures  and
                                      information systems of the Company through
                                      private  discussions with personnel of the
                                      Company  and  the   internal  and  outside
                                      auditors of the Company.

      b. all members          Yes     The Audit  Committee  is  composed of four
         should be                    non-management directors.
         non-management
         directors

14.   Implement a system      Yes     The Board of Directors  has a policy which
      to enable                       enables  directors  to  engage  their  own
      individual                      independent advisors at the expense of the
      directors to                    Company in appropriate circumstances.  Any
      engage outside                  such   engagement   is   subject   to  the
      advisers, at the                approval of  the Corporate  Governance and
      Company's expense               Nominating  Committee and requires  advice
                                      to senior  management  of any such action.

                   BOARD OF DIRECTORS AND CORPORATE DIRECTORY

                                   Directors

Jay J. Gurandiano  (1) (3) (5)
President and Chief  Executive Officer
St. Laurent Paperboard Inc.

Brenton S. Halsey  (1) (3)
Chairman Emeritus
Fort James Corporation

Robert Lacroix  (2) (3)
Rector
Universite de Montreal

John LeBoutillier (1) (5)
President and Chief Executive Officer
Iron Ore Company of Canada

Josiah O. Low III  (2) (5)
Managing Director
Donaldson, Lufkin & Jenrette Securities Corporation

George F. Michals  (2) (4)
President
Baymont Capital Resources Inc.

Raymond R. Pinard  (1) (5)
Chairman of the Board
St. Laurent Paperboard Inc.

E.J. (Woody) Rice (3) (4)
Vice President
Institute of Paper Science and Technology

Jean Turmel  (1) (4)
President
Financial Markets, Treasury and Investment Bank
National Bank of Canada

Joseph H. Wright (2) (4)
Managing Partner
Crosbie & Company Ltd.


(1) Member of the Human Resources, Management Development and Compensation Committee
(2)  Member of the Pension Fund Review Committee
(3)  Member of the Environment, Health and Safety Committee
(4)  Member of the Audit Committee
(5)  Member of the Corporate Governance and Nominating Committee


                                    Officers

Marion Allaire
Vice President
Administration and Secretary

Alain Boivin
Senior Vice President
Containerboard Operations

Pierre Bourdages
Senior Vice President
Fibre

Denis Charlebois
Senior Vice President
Human Resources

Luc Dufour
Corporate Controller

Richard L. Ellis
Vice President, Technology & Research

Richard Garneau
Senior Vice President and Chief Financial Officer

Robert J.  Geib
Senior Vice President, Packaging

Ronald J. Glick
Senior Vice President, Containerboard Sales & Marketing

Jay J. Gurandiano
President and Chief Executive Officer

John F. Kiley
Senior Vice President and Chief Operating Officer, E-Commerce Company

Dean Jones
Assistant Secretary

Helene St-Pierre
Treasurer

J. Bert Wayland
Vice President and Chief Information Officer

                         St. Laurent Paperboard

                         Back Cover Information

Back Cover

GENERAL INFORMATION FOR SHAREHOLDERS AND INVESTORS

Common Shares
Toronto stock exchange
      Trading Symbol:         SPI
New York stock exchange
      Trading Symbol:         SLW

Outstanding shares as of December 31, 1999: 49,398,968


Annual Meeting
May 4, 2000, 11 a.m.
Les  Salles du Gesu
1200, Bleury Street
Montreal (Quebec)

Transfer Agent
Montreal Trust Company
Montreal, Toronto, Calgary, Vancouver and Halifax

Auditors
PricewaterhouseCoopers Chartered Accountants
1250 Rene-Levesque Blvd. West
Suite 3500
Montreal, Quebec
H3B 2G4

Investor Relations
Richard Garneau
Senior Vice President and Chief Financial Officer
Tel.:  (514) 861-5102
Fax: (514) 861-2208



Disclosure Documents

For copies of the Annual Information Form, Annual Report or Quarterly Reports, please contact:

Communications Department
630 Rene-Levesque Blvd. West
Suite 3000
Montreal, Quebec
H3B 5C7
Tel.:  (514) 861-4011 extension 234
Fax: (514) 861-7003


French Version

To obtain a French version of this report, please contact:

Communications Department
630 Rene-Levesque Blvd. West
Suite 3000
Montreal, Quebec
H3B 5C7
Tel.:  (514) 861-4011 extension 234
Fax: (514) 861-7003